Notice of 2014

Annual Meeting of

Shareholders of

Precision Drilling Corporation

To be held on May 14, 2014

3:00 p.m. Mountain Daylight Time (MDT)

The Metropolitan Conference Centre

333 – 4th Avenue SW

Calgary, Alberta T2P 0H9

Management
Information
Circular

Precision Drilling
Corporation	April 7, 2014

Precision Drilling Corporation is a leading provider of safe High Performance, High Value services to the oil and gas industry. We provide customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, coil tubing units, water treatment units, and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

We are headquartered in Calgary, Alberta, Canada. Our shares are traded on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

Management Information Circular	What’s Inside
	1 2 3		Letter to Shareholders Notice of 2014 Annual Meeting of Shareholders Management Information Circular
	4	A.	The Shareholder Meeting
Precision Drilling Corporation 2014	5		Voting
	8		Business of the Meeting
	8		1. Receive the 2013 Financial Statements
	8		2. Elect the Directors
	21		3. Appoint the Auditors
	22		4. Have a ‘Say on Pay’ Advisory Vote
	22		5. Other Business
	23	B.	Governance
	24		Our Governance Practices
	25		– Our Philosophy
	30		– Policies and Standards
	32		– Role of the Board
	35		– Assessments
	36		– Board Renewal
	36		– Communicating with the Board
	36		– Board Committees
	40	C.	Compensation
	41		Message on Compensation Governance
	44		Director Compensation
	44		– Compensation Discussion and Analysis
	46		– 2013 Compensation Details
	47		Executive Compensation
	47		– Compensation Discussion and Analysis
	74		– 2013 Compensation Details
	83	D.	Other Information
	85		Appendix

Letter to Shareholders

Dear Shareholder,

We look forward to sharing details about our 2013 performance and our plans for the future at the upcoming annual meeting of shareholders. The meeting will be held on May 14, 2014 at 3:00 p.m. MDT at The Metropolitan Conference Centre, 333 – 4th Avenue SW, in Calgary, Alberta. We will also have a live audio webcast of the meeting on our website (www.precisiondrilling.com).

Your Vote is Important

As a shareholder of record, you are invited to attend the meeting and vote in person or by proxy on the items of business. This is also your opportunity to meet our Board of Directors, senior management and fellow shareholders.

Your vote and participation at the meeting are important. If you are unable to attend the meeting, please vote by proxy. If you have any questions or need assistance in voting your proxy, please contact our proxy solicitor, Kingsdale Shareholder Services, toll free in North America at 1.888.518.1560 or call collect from outside North America at 416.867.2272 or by email at contactus@kingsdaleshareholder.com.

Please Read This Circular

This management information circular includes important information about voting, what the meeting will cover, the nominated directors, our Board and governance practices, our compensation programs, and the key decisions affecting executive compensation in 2013. The information in this circular will help you decide how to vote your shares.

This year, you will be electing nine directors to the Board. All of them are well qualified and have agreed to stand for election for the ensuing one-year term. You can read more about the nominated directors beginning on page 9.

You will also vote on our approach to executive compensation, as described in this circular. We have held an annual ‘say on pay’ advisory vote since 2011 (see page 22). The letter from the chair of the Human Resources and Compensation Committee beginning on page 41 discusses the committee’s approach and priorities.

We recently mailed a copy of our 2013 annual report to shareholders who asked to receive it. Our annual report and other disclosure documents are available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

We look forward to seeing you on May 14, 2014.

Sincerely,

Robert L. Phillips, Q.C.	Kevin A. Neveu
Chairman of the Board of Directors	President and Chief Executive Officer

Letter to Shareholders 1

Notice of 2014 Annual Meeting of Shareholders

You are invited to our 2014 annual meeting of shareholders:

When	Where
May 14, 2014	The Metropolitan Conference Centre
3:00 p.m. Mountain Daylight Time (MDT)	333 – 4th Avenue SW
Calgary, Alberta

Items of Business

1.	Receive the 2013 financial statements and report of the auditors
2.	Elect the directors
3.	Appoint the auditors and authorize the directors to fix the auditors’ fees
4.	Have a ‘say on pay’ advisory vote
5.	Other business

Your Vote is Important

The accompanying management information circular includes important information about the business we will be discussing at the meeting and the voting process.

If you held common shares of Precision Drilling Corporation on April 9, 2014, you are entitled to receive notice of and vote at the annual meeting on May 14, 2014, or at a meeting that is reconvened if the meeting is postponed or adjourned.

The process for voting depends on whether you are a registered or beneficial shareholder.

Webcast

We will have a live audio webcast of the meeting on our website (www.precisiondrilling.com) if you cannot attend the meeting.

By order of the Board of Directors,

Send in your voting instructions right away!

Our transfer agent, Computershare Trust Company of Canada (Computershare), must receive your completed proxy form by 3:00 p.m. MDT on May 12, 2014 for your vote to count.

If you are a beneficial shareholder, your deadline is likely sooner. You will need to send your voting instructions to your intermediary (your bank, trust company, broker, trustee or other financial institution) using the voting instruction form in your package.

If you have questions on the process, contact our proxy solicitors, Kingsdale Shareholder Services.

¡    1.888.518.1560 (toll free in North America)

¡   416.867.2272 (outside North America)

¡    contactus@kingsdaleshareholder.com

Joanne Alexander
Senior Vice President, General Counsel and Corporate Secretary
Precision Drilling Corporation
Calgary, Alberta
April 7, 2014

2 Precision Drilling Corporation

Management Information Circular

You have received this management information circular because you owned Precision shares on April 9, 2014, and Precision’s management and Board of Directors are asking for your vote (known as soliciting your proxy).

We are contacting shareholders primarily by mail and we have retained Kingsdale Shareholder Services to assist in the solicitation of proxies by mail and telephone. We pay for the cost of soliciting your proxy. As our soliciting agent, Kingsdale Shareholder Services has also reviewed the circular and recommended corporate governance best practices where applicable. They will also be advising with respect to meeting and proxy protocol and reviewing the tabulation of shareholder proxies. We are paying Kingsdale Shareholder Services a fee of $45,000 (not including disbursements) for these services.

In this management information circular:

¡    you and your mean holders of our common  shares

¡    we, us, our and Precision mean Precision  Drilling Corporation

¡    shares and Precision shares mean  Precision’s common shares

¡    shareholder means a holder of Precision’s  common shares

¡    circular means this management information  circular

All dollar amounts are in Canadian dollars, and all information is as of April 7, 2014, unless stated otherwise.

We are not sending proxy-related materials directly to non-objecting beneficial owners and we plan to have such materials distributed by intermediaries (your bank, trust company, broker, trustee or other financial institution). We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

If you are unable to attend the meeting in person, you can vote by proxy. You can also listen to a live audio webcast of the meeting on our website (www.precisiondrilling.com).

We will post the details of the webcast on our website and include them in a news release before the meeting.

We will post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this circular and has authorized us to send it to each shareholder. We anticipate distributing the circular and proxy form on or about April 15, 2014.

Our principal corporate and registered office is located at: Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta Canada T2P 1G1 Phone: 403.716.4500

Beneficial Shareholders:

You are a non-objecting beneficial owner (NOBO) if you have given permission to your financial intermediary to release your name and address to us.

You are an objecting beneficial owner (OBO) if you have instructed your financial intermediary to not provide your name and address to us.

2014 Management Information Circular 3

The meeting will cover the following items of business:
The Shareholder Meeting

1. Receive the Financial Statements and Report of the Auditors

Our 2013 audited consolidated financial statements and report of the auditors will be presented at the meeting, and you will have an opportunity to ask questions.

No vote is required.

You will find our financial statements and management’s discussion and analysis (MD&A) in our 2013 annual report, which is available on our website (www.precisiondrilling.com) under Investor Centre, Financial Reports.

2. Elect the Directors (see page 8) You will elect nine directors to our Board for a one-year term, all of whom currently serve on our Board.

3. Appoint the Auditors (see page 21)

You will vote on reappointing the auditors and authorizing the directors to fix the auditors’ fees.

4. Have a ‘Say on Pay’ Advisory Vote

(see page 22)

You will participate in our advisory vote on our approach to executive compensation.

5. Other Business

If there are changes to these items of business, or if there are other items that properly come before the meeting, you may vote as you see fit.

As of the date of this circular, we are not aware of any other business that may come before the meeting.

A

4 Precision Drilling Corporation

Voting

Who can Vote

Only holders of Precision shares as of April 9, 2014, have the right to attend and vote at the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You should contact Computershare right away because you need to ask them at least 10 days before the meeting to include your name on the list of shareholders who are entitled to vote at the meeting.

Precision’s authorized share capital includes an unlimited number of common shares, and preferred shares, issuable in series,

Quorum

We must have two persons present and holding or representing by proxy at least 25% of the shares entitled to vote at the meeting for the meeting to proceed.

Questions?

Contact Kingsdale Shareholder Services:

¡    1.888.518.1560 (toll-free in North America)

¡   416.867.2272 (outside North America)

¡    contactus@kingsdaleshareholder.com

limited to not more than half the issued and outstanding common shares at the time the preferred shares are issued.

As of April 7, 2014, we had 292,331,429 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

Our directors and executive officers are not aware of any person or company who beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. The voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have a physical share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Voting Results

Computershare is our transfer agent and registrar of Precision shares. Computershare counts and tabulates the votes for us to protect the confidentiality of voters.

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release announcing the results.

2014 Management Information Circular 5

Registered Shareholders

Voting by Proxy

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, fax or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you. You can appoint anyone to be your proxyholder, and this person does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Robert L. Phillips, Chairman of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form. If you do not specify how you want them to vote your shares, they will vote:

¡	for electing each nominated director
¡	for appointing the auditors
¡	for our approach to executive compensation

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they will have to attend the meeting and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. Your proxyholder will need to register with Computershare upon arriving at the meeting.

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Computershare must receive your instructions by 3:00 p.m. MDT on May 12, 2014. If the meeting is postponed or adjourned, they must receive the instructions by 3:00 p.m. MDT two days before the adjourned or postponed meeting is reconvened. The proxy cut-off time may be waived or extended by the Chairman of the Board, in his sole discretion without notice.

Send your completed proxy form to:
Computershare Trust Company of Canada	Fax:	1.866.249.7775 (toll-free in North America)
100 University Avenue, 9th floor	Internet:	www.investorvote.com
Toronto, Ontario, Canada M5J 2Y1	Phone:	1.866.732.VOTE (8683)

Voting in Person

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

6 Precision Drilling Corporation

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. Or you can decide to vote in person instead. You can do this any time up until the start of the meeting.

If you voted by phone or on the internet, you can submit new votes. The new votes will revoke your earlier vote.

If you submitted your proxy form by fax or mail:

¡	send a written notice to our registered office at

Suite 800, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1.

We must receive your notice by 3:00 p.m. MDT on May 12, 2014. If the meeting is postponed or adjourned, we must receive your notice by 3:00 p.m. MDT two days before the postponed or adjourned meeting is reconvened, or

¡	give your written notice to the chair of the meeting before the start of the meeting.

The written notice will only apply to items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

Beneficial Shareholders

Beneficial shareholders can generally send their voting instructions by mail, phone, fax or on the internet. Each nominee has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type of shareholding.

Voting in Person

We do not have the names of our beneficial shareholders or a record of the specific number of shares each of them owns.

If you want to attend the meeting and give your voting instructions in person, your nominee needs to appoint you as proxyholder. Insert your name in the space provided on your voting instruction form and follow the instructions carefully. Computershare can only assist you if you bring the form with you and it is completed properly. Be sure to register with Computershare when you arrive at the meeting.

Changing Your Vote

Contact your nominee for instructions on how to revoke or change the voting instructions you provided.

2014 Management Information Circular 7

Business of the Meeting

1. Receive the 2013 Financial Statements

Precision’s 2013 audited consolidated financial statements, together with the report of the auditors, were mailed to shareholders who requested them. Our 2013 financial statements are also available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). No formal action will be taken at the meeting to approve our 2013 financial statements, which have already been approved by our Board; however you will have an opportunity to ask questions about them at the meeting.

2. Elect the Directors

Our articles state that we must have between one and 15 directors on our Board. The Board has decided that nine directors will be nominated for election this year for a one-year term. The nominated directors are profiled below. The Corporate Governance, Nominating and Risk Committee believes the nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All of them meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all of the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy, your shares will be voted for electing each nominated director unless you provided different instructions.

Each director’s term of office expires at the end of the next annual meeting or sooner if a successor is elected or appointed. If a nominated director withdraws his or her name, you or your proxyholder can vote for another nominated director.

Our Policy on Majority Voting

If a director receives more withhold than for votes, he or she will offer to resign after the meeting even though the director may have been duly elected under applicable law. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation having regard to the best interests of Precision and any other factors it considers relevant. The director in question will not participate in any Board or committee deliberations on the matter unless the presence of the affected director is required to satisfy quorum requirements.

The Board will make a decision and disclose its reasons within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

The Board adopted this policy in March 2010 on the recommendation of the Corporate Governance, Nominating and Risk Committee and it is consistent with the current rules of the Toronto Stock Exchange (TSX).

8 Precision Drilling Corporation

Director Nominees at a Glance

Years on Board	5	3	7	1	7	3	12	6	10
Citizenship	USA	Canada	Canada	France/ Canada	Canada	USA	USA	Canada	Canada
Board interconnects	–	–	–	–	–	–	–	–	–
Independent director	✓	✓	✓	✓	✓	✓	✓	x	✓ (chair)
Age	62	58	62	51	58	60	71	53	63
Audit Committee	✓	✓	✓ (chair)				✓		✓
Human Resources and Compensation Committee			✓	✓	✓	✓ (chair)	✓		✓
Corporate Governance, Nominating and Risk Committee	✓ (chair)	✓		✓	✓	✓			✓

Director Profiles

The nominated directors are profiled below, including their background and experience, meeting attendance, share ownership, and other public company boards served on during the past five years. Each director provided information about the Precision shares he or she owns or exercises control or direction over.

To calculate whether a director has met the share ownership guidelines, we use the actual purchase cost of the shares or the current market value (whichever is higher). We used $12.83, the closing price of Precision’s shares on the TSX on April 7, 2014, to calculate the current market value (see page 44 for more information).

Total compensation includes Board and committee retainers and meeting fees (see page 44 for more information).

None of our directors currently serve together on boards of other companies.

2014 Management Information Circular 9

North Palm Beach,

Florida, United States

Citizenship: USA

Director since

December 2008

Areas of expertise:

¡    manufacturing

¡    corporate finance

¡   mergers and acquisitions

¡   venture capital

¡    logistics

¡    distribution strategies

William T. Donovan (62) | Independent

B.Sc., MBA

William Donovan is a private equity investor and a director of several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was chairman of Rockland Industrial Holdings, LLC, a privately-held Wisconsin entity engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries, from April 2006 to December 2013.

Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan received a B.Sc. and an MBA from the University of Notre Dame.

Board and Committee Membership	2013 Meeting Attendance
Board of Directors	10 of 10 (100%)
Audit Committee	6 of 6 (100%)
Corporate Governance, Nominating and Risk Committee (chair)	5 of 5 (100%)

Compensation
Total compensation received for 2013	$196,500	Amount received as DSUs	$95,000 / 48%
Securities Held
Precision shares held	141,216	DSUs held	47,010
Total shares and DSUs held	188,226	Value of total shares and DSUs held (1)	$2,414,940
Meets share ownership guideline	yes	Multiple of share ownership guideline	14 times

Other Public Company Boards and Board Committees During the Last Five Years
None within the last five years.

Note:

(1)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

10 Precision Drilling Corporation

Mississauga, Ontario, Canada Citizenship: Canada Director since May 2011 Areas of expertise: ¡ corporate finance ¡ capital markets ¡ mergers and acquisitions ¡ accounting ¡ investment management

Brian J. Gibson (58) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson is currently a private investor, investment consultant and corporate director. Previously he was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 to May 2012 and President of Panoply Capital Asset Management Inc., a private investment firm, from January 2008 to December 2008. Mr. Gibson was the Senior Vice President, Equities of the Ontario Teachers’ Pension Plan from August 1992 to January 2008. He serves on the advisory board of Kruger Inc. and is a former director of MacDonald, Dettwiler and Associates Ltd., Viterra Inc. and Westaim Corporation.

During his 35-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has particular expertise in relationship investing and in corporate finance.

Mr. Gibson received a B.Comm. from Laurentian University and an MBA from the University of Toronto and is a Chartered Financial Analyst. He is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

	Board and Committee Membership	2013 Meeting Attendance
	Board of Directors	10 of 10 (100%)
	Audit Committee	6 of 6 (100%)
	Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)

Compensation
Total compensation received for 2013	$189,000	Amount received as DSUs	$142,000 / 75%
Securities Held
Precision shares held	19,800	DSUs held	30,165
Total shares and DSUs held	49,965	Value of total shares and DSUs held (1)	$641,051
Meets share ownership guideline	yes	Multiple of share ownership guideline	4 times

Other Public Company Boards and Board Committees During the Last Five Years
MacDonald, Dettwiler and Associates Ltd.	audit committee and human resources and compensation committee	2003 – 2011
Westaim Corporation	audit committee, corporate governance committee and human resources and compensation committee	2010 – 2012
Viterra Inc.	audit committee and nominating and corporate governance committee	2011 – 2012

Note:

(1)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

2014 Management Information Circular 11

Calgary, Alberta, Canada

Citizenship: Canada

Director since

December 2006

Areas of expertise:

¡     accounting

¡     corporate finance

¡    oil and gas exploration

      and production

¡     marketing

¡     human resources

      and compensation

¡     government relations

Allen R. Hagerman, FCA (62) | Independent

B.Comm., MBA, CA (Canadian Institute of Chartered Accountants), CF (Canadian Institute of Chartered Accountants), ICD.D (Institute of Corporate Directors)

Allen Hagerman is Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity. He is currently responsible for overseeing crude oil marketing operations and government relations. He was previously Chief Financial Officer of Canadian Oil Sands Limited from June 2003 to April 2007.

Mr. Hagerman has over 30 years of experience in the financial management of companies across the energy and mining industries. He has held senior positions at Fording Canadian Coal Trust, Fording Inc., Hudson’s Bay Oil and Gas, Home Oil Company Limited and InterHome Energy Inc.

Mr. Hagerman is chairman of the board of TransAlta Renewables Inc. and a director of the Calgary Exhibition and Stampede, a private entity. He is also a member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past chair of the Alberta Children’s Hospital Foundation. Previous board positions include Capital Power Income LP where he was lead director, Mongolia Minerals Corporation, Syncrude Canada Ltd. and the University of Calgary. He is a Fellow of the Institute of Chartered Accountants of Alberta and recipient of its Distinguished Service Award.

Mr. Hagerman received a B.Comm. from the University of Alberta and an MBA from Harvard Business School. Mr. Hagerman is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Board and Committee Membership	2013 Meeting Attendance
Board of Directors	10 of 10 (100%)
Audit Committee (chair)	6 of 6 (100%)
Human Resources and Compensation Committee	6 of 6 (100%)

Compensation
Total compensation received for 2013	$196,500	Amount received as DSUs	$196,500 / 100%
Securities Held
Precision shares held	9,277	DSUs held	105,406
Total shares and DSUs held	114,683	Value of total shares and DSUs held (1)	$1,471,383
Meets share ownership guideline	yes	Multiple of share ownership guideline	9 times

Other Public Company Boards and Board Committees During the Last Five Years
Capital Power Income LP (former lead director)	audit committee and governance committee	2003 – 2011
TransAlta Renewables Inc.	audit committee	2013 – present

Note:

(1)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

12 Precision Drilling Corporation

Calgary, Alberta, Canada

Citizenship: France / Canada

Director since

May 2013

Areas of expertise:

¡     oilfield services

¡    oil and gas exploration

      and production

¡     international business

¡    corporate strategy

¡    operations

¡     governance

¡     human resources

      and compensation

Catherine J. Hughes (51) | Independent

B.Sc. (Electrical Engineering), P.Eng. (APEGA)

Catherine Hughes has 27 years of experience in the oil and gas industry. Most recently, she was the Executive Vice President, International of Nexen Inc. from December 2009 until her retirement in April 2013. In this role, she was responsible for all production, development and project activities outside of Canada and global exploration. She was also Vice President, Operational Services, Technology and Human Resources of Nexen from December 2009 to November 2011. Prior to joining Nexen, she was Vice President, Oil Sands of Husky Energy Inc. from November 2007 to January 2009.

Ms. Hughes also worked in the oilfield services industry prior to her roles in the upstream sector. She spent many years with Schlumberger Limited and held key positions in various countries, including Italy, Nigeria, Scotland and France, and was President of Schlumberger Canada Ltd. for five years, based in Calgary.

She currently serves on the board of Statoil ASA.

Ms. Hughes is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta (APEGA). She received a B.Sc. in electrical engineering from the Institut National des Sciences Appliquées de Lyon, France.

She has received a number of awards during her career, including the Key Women in Energy Americas award, the Key Women in Energy Global award and the Consumer’s Choice Business Woman of the Year Award.

Board and Committee Membership	2013 Meeting Attendance (1)
Board of Directors	6 of 6 (100%)
Corporate Governance, Nominating and Risk Committee	2 of 2 (100%)
Human Resources and Compensation Committee	3 of 3 (100%)

Compensation
Total compensation received for 2013	$117,011	Amount received as DSUs	$117,011 / 100%
Securities Held
Precision shares held	0	DSUs held	14,224
Total shares and DSUs held	14,224	Value of total shares and DSUs held (3)	$182,494
Meets share ownership guideline (2)	has until 2017	Multiple of share ownership guideline	1 times

Other Public Company Boards and Board Committees During the Last Five Years
Statoil ASA	audit committee	2013 – present

Notes:

(1)	Ms. Hughes joined the Board on May 8, 2013, and she has attended all meetings since her election.

(2)	As a new director, Ms. Hughes has until May 2017 to meet our share ownership guidelines.

(3)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

2014 Management Information Circular 13

Toronto, Ontario, Canada

Citizenship: Canada

Director since

December 2006

Areas of expertise:

¡     corporate finance

¡    accounting

¡    energy transmission –

      exploration and

      production sectors

¡     international operations

Stephen J.J. Letwin (58) | Independent

B.Sc., MBA, CGA

Stephen Letwin is currently President and Chief Executive Officer and a director of IAMGOLD Corporation, a leading mid-tier gold mining company, producing approximately one million ounces annually, from five gold mines on three continents.

Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation and International with responsibility for natural gas operations, a gas distribution company and its international business unit. Before joining Enbridge, he served as President and Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy.

Mr. Letwin is also a director and chairman of OnEnergy Inc. Previous board positions include serving as a director of Carmen Energy Inc., Enbridge Energy Company, Inc. and Gas Metropolitan LP.

Mr. Letwin has actively demonstrated his commitment to voluntary leadership throughout his career. He serves as a Patron of UNICEF Alberta, was a former director of YMCA Calgary, served on the board of governors of McMaster University, is an honorary director of West Park Hospital in Toronto, and is an Honorary Colonel for the 14th Service Battalion in Calgary. He was awarded the 2006 Alberta Centennial Medal and in 2013 was awarded the Queen’s Jubilee Medal for his commitment to the community.

Mr. Letwin received a B.Sc. from McMaster University and an MBA from the University of Windsor. He is a Certified General Accountant and attended the Advanced Management Program at Harvard Business School.

Board and Committee Membership	2013 Meeting Attendance
Board of Directors	10 of 10 (100%)
Corporate Governance, Nominating and Risk Committee (1)	—
Human Resources and Compensation Committee	6 of 6 (100%)

Compensation
Total compensation received for 2013	$167,928	Amount received as DSUs	$131,463 / 78%
Securities Held
Precision shares held	1,507	DSUs held	89,305
Total shares and DSUs held	90,812	Value of total shares and DSUs held (2)	$1,165,118
Meets share ownership guideline	yes	Multiple of share ownership guideline	7 times

Other Public Company Boards and Board Committees During the Last Five Years
Carmen Energy Inc.	audit committee	2011 – 2012
Enbridge Energy Company, Inc.	–	2006 – 2010
Gas Metropolitan LP	audit committee	2003 – 2010
IAMGOLD Corporation	–	2010 – present
OnEnergy Inc.	–	2013 – present

Notes:

(1)	Mr. Letwin was appointed to this committee in October 2013 and there were no subsequent meetings in 2013.

(2)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

14 Precision Drilling Corporation

Houston, Texas, United States

Citizenship: USA

Director since

September 2011

Areas of expertise:

¡     oil and gas exploration

      and production

¡     international business

¡    human resources

      and compensation

¡     international business

¡    corporate strategy

¡    governance

Dr. Kevin O. Meyers (60) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Bill Barrett Corporation, Denbury Natural Resources, Hess Corporation, Hornbeck Offshore Services, Inc., and the Houston Symphony Orchestra.

Dr. Meyers has over 30 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has served on several boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a B.A. in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Board and Committee Membership	2013 Meeting Attendance
Board of Directors	10 of 10 (100%)
Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Human Resources and Compensation Committee (chair)	6 of 6 (100%)

Compensation (1)
Total compensation received for 2013	$207,000	Amount received as DSUs	$95,000 / 46%
Securities Held
Precision shares held	11,000	DSUs held	27,173
Total shares and DSUs held	38,173	Value of total shares and DSUs held (2)	$489,760
Meets share ownership guideline	yes	Multiple of share ownership guideline	3 times

Other Public Company Boards and Board Committees During the Last Five Years
Bill Barrett Corporation	audit committee, reserves committee, governance committee	2011 – present
Denbury Natural Resources	audit committee and reserves committee	2011 – present
Hess Corporation	audit committee	2013 – present
Hornbeck Offshore Services, Inc.	compensation committee	2011 – present

Notes:

(1)	Dr. Meyers also attends a management committee known as the Safety Council and is compensated for his participation as the Board’s representative. He attended all 11 council meetings in 2013 and received $16,500 for attending. This amount is included in his total compensation for 2013.

(2)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

2014 Management Information Circular 15

Dallas, Texas, United States Citizenship: USA Director since July 2002 Areas of expertise: ¡ oilfield services ¡ accounting ¡ strategic planning ¡ mergers and acquisitions

Patrick M. Murray (71) | Independent

B.Sc. (Accounting), MBA

Patrick Murray retired as chairman of the board and Chief Executive Officer of Dresser, Inc. in May 2007. Dresser is a leading manufacturer and marketer of highly engineered equipment for the energy industry. Prior to becoming chairman, he served as President and Chief Executive Officer of Dresser. Previously, Mr. Murray was President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and was Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997.

He has held senior positions including President of Sperry-Sun Drilling Services and Controller of NL Industries.

Mr. Murray is a director of Harvest Natural Resources, Inc., the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, a senior advisor to White Deer Energy, and the chairman of the board of regents of Seton Hall University. He is also a member of the American Petroleum Institute and the Society of Petroleum Engineers. He previously served as a director of Rancher Energy Corp. and Wellstream Holdings, Plc.

Mr. Murray received a B.Sc. in accounting and an MBA from Seton Hall University.

	Board and Committee Membership	2013 Meeting Attendance
	Board of Directors	10 of 10 (100%)
	Audit Committee	6 of 6 (100%)
	Human Resources and Compensation Committee	6 of 6 (100%)

Compensation
Total compensation received for 2013	$189,000	Amount received as DSUs	$95,000 / 50%
Securities Held
Precision shares held	66,628	DSUs held	61,509
Total shares and DSUs held	128,137	Value of total shares and DSUs held (1)	$1,643,998
Meets share ownership guideline	yes	Multiple of share ownership guideline	10 times

Other Public Company Boards and Board Committees During the Last Five Years
Harvest Natural Resources, Inc.	audit committee and governance committee	2000 – present
Rancher Energy Corp.	compensation committee	2007 – 2009
Wellstream Holdings, Plc	audit committee, compensation committee, and health, safety and environment committee	2007 – 2011

Note:

(1)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

16 Precision Drilling Corporation

Calgary, Alberta, Canada Citizenship: Canada Director since August 2007 Areas of expertise: ¡ engineering ¡ oil and gas exploration and production oilfield services ¡ manufacturing

Kevin A. Neveu (53) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin Neveu was appointed Chief Executive Officer and a director of Precision in August 2007 and became President and Chief Executive Officer in January 2009. From 2002 to 2007, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. He has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu currently serves on the boards of Bonanza Creek Energy Inc., Finning International Inc., and RigNet, Inc. He will retire from the board of RigNet, Inc. in May 2014. He has been a member of the advisory board of the Heart and Stroke Foundation of Alberta since 2009, and was appointed a director and a member of the executive committee of the Texas-based International Association of Drilling Contractors in January 2010. Mr. Neveu also serves as a director of a not-for-profit national sports governing organization. In 2012, Mr. Neveu became a member of the Canadian Council of Chief Executives and a member of the advisory council for the School of Public Policy of the University of Calgary.

Mr. Neveu received a B.Sc. from the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers and Geoscientists of Alberta. In 2002, he completed the Advanced Management Program at the Harvard Business School.

	Board and Committee Membership	2013 Meeting Attendance
	Board of Directors	10 of 10 (100%)

Compensation (1)
Total compensation received for 2013	(see page 71)	Amount received as DSUs	nil
Securities Held
Precision shares held	393,756	DSUs held (1)	–
Total shares held (2)	393,756	Value of total shares held (2) (3)	$5,051,889
Meets share ownership guideline	yes	Multiple of share ownership guideline (4)	8 times

Other Public Company Boards and Board Committees During the Last Five Years
Bonanza Creek Energy, Inc.	compensation committee and governance committee	2011 – present
Finning International Inc.	–	2013 – present
RigNet, Inc.	compensation committee and governance committee	2004 – May 2014 (5)

Notes:

(1)	As an officer of Precision, Mr. Neveu is not compensated for his services as a director and does not participate in the DSU plan. Mr. Neveu’s compensation is described in the Executive Compensation Discussion and Analysis beginning on page 47.

(2)	Does not include RSUs, PSUs or stock options.

(3)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

(4)	As President and CEO, Mr. Neveu must meet share ownership guidelines of five times his annual base salary calculated using the actual purchase cost or the current market price, whichever is higher. (See page 70 for details on Mr. Neveu’s executive compensation.)

(5)	Mr. Neveu will not be standing for re-election to RigNet’s board of directors at its upcoming annual shareholders meeting to be held on May 9, 2014.

2014 Management Information Circular 17

Vancouver, British Columbia, Canada

Citizenship: Canada

Director since

May 2004

Areas of expertise:

¡     corporate finance

¡    governance

¡    oil and gas exploration

      and production

¡     oilfield services

¡    securities law

¡    human resources

      and compensation

Robert L. Phillips, Q.C. (63) | Chairman of the Board (since August 2007) | Independent

B.Sc. (Chemical Engineering), LLB

Robert Phillips is an experienced senior corporate executive. He was most recently President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco Energy Services Ltd.

Mr. Phillips has served on the boards of publicly-traded and private corporations for more than 25 years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations.

Mr. Phillips is an active private investor. He is a graduate chemical engineer and also practised corporate and securities law for over 15 years.

Mr. Phillips received a B.Sc. in chemical engineering and an LLB from the University of Alberta.

Board and Committee Membership	2013 Meeting Attendance
Board of Directors (Chairman)	10 of 10 (100%)
Audit Committee	6 of 6 (100%)
Corporate Governance, Nominating and Risk Committee	5 of 5 (100%)
Human Resources and Compensation Committee	6 of 6 (100%)

Compensation
Total compensation received for 2013	$299,000	Amount received as DSUs	$95,000 / 32%
Securities Held
Precision shares held	57,052	DSUs held	55,104
Total shares and DSUs held	112,156	Value of total shares and DSUs held (1)	$1,438,961
Meets share ownership guideline	yes	Multiple of share ownership guideline	6 times

Other Public Company Boards and Board Committees During the Last Five Years
Axia NetMedia Corporation	audit committee, compensation committee (chair) and corporate governance and nominating committee (chair)	2000 – present
Canadian Western Bank	audit committee and human resources and compensation committee	2001 – present
Capital Power Corporation	compensation committee and corporate governance and nominating committee	2009 – 2013
MacDonald, Dettwiler and Associates Ltd.	chairman of the board compensation committee and corporate governance and nominating committee	2003 – present
TerraVest Income Fund	audit committee, compensation committee, and corporate governance and nominating committee	2004 – 2012
West Fraser Timber Co. Ltd.	independent lead director, compensation committee and corporate governance and nominating committee (chair)	2005 – present

Note:

(1)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

18 Precision Drilling Corporation

Other Important Information About the Nominated Directors

Unique Circumstances Addressed by the Board

Robert Phillips is an active corporate director with positions on several boards. The Board and the Corporate Governance, Nominating and Risk Committee have reviewed his board memberships and determined that Mr. Phillips has consistently demonstrated that he is able to, and does, devote the necessary time and attention to Precision to carry out his duties effectively and act in our best interests. Mr. Phillips has consistently met our expectations:

¡	he has a comprehensive understanding of our business
¡	he is always well prepared for Board discussions
¡	he makes constructive contributions to all discussions
¡	he is available to meet with management and fellow directors
¡	he also maintained a 100% attendance record at Board and committee meetings every year since 2004.

Except as noted below, none of the nominated directors is or has been:

¡	personally, or a director, chief executive officer or chief financial officer of a company in the last 10 years that, during his or her term or after leaving the role if the triggering event occurred during the term was:
–	the subject of a cease trade order or similar order, or
–	an order that denied the company access to any exemption under securities legislation in each case, for more than 30 consecutive days
¡	personally, or a director or executive officer of a company in the last 10 years that, during his or her term or within a year of leaving the role:
–	became bankrupt
–	made a proposal under any bankruptcy or insolvency laws
–	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
–	had a receiver, receiver manager, or trustee appointed to hold their assets
¡	personally:
–	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
–	party to a settlement with a Canadian securities regulatory authority, or
–	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

Patrick Murray was a director of Rancher Energy Corp. (Rancher) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. Rancher has since reorganized and sold its assets.

2014 Management Information Circular 19

Meeting Attendance

We expect all directors to attend all regularly scheduled Board meetings and their committee meetings in person. They can attend by phone depending on the circumstances. The table below shows the number of Board and committee meetings each director attended in 2013.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
William T. Donovan	10 of 10 (100%)	6 of 6 (100%)	5 of 5 (100%)	—	21 of 21 (100%)
Brian J. Gibson	10 of 10 (100%)	6 of 6 (100%)	5 of 5 (100%)	—	21 of 21 (100%)
Allen R. Hagerman	10 of 10 (100%)	6 of 6 (100%)	—	6 of 6 (100%)	22 of 22 (100%)
Catherine J. Hughes (1)	6 of 6 (100%)	—	2 of 2 (100%)	3 of 3 (100%)	11 of 11 (100%)
Stephen J.J. Letwin (2)	10 of 10 (100%)	—	—	6 of 6 (100%)	16 of 16 (100%)
Kevin O. Meyers	10 of 10 (100%)	—	5 of 5 (100%)	6 of 6 (100%)	21 of 21 (100%)
Patrick M. Murray	10 of 10 (100%)	6 of 6 (100%)	—	6 of 6 (100%)	22 of 22 (100%)
Kevin A. Neveu	10 of 10 (100%)	—	—	—	10 of 10 (100%)
Robert L. Phillips	10 of 10 (100%)	6 of 6 (100%)	5 of 5 (100%)	6 of 6 (100%)	27 of 27 (100%)

Notes:

(1)	Ms. Hughes joined the Board on May 8, 2013.

(2)	Mr. Letwin was appointed to the Corporate Governance, Nominating and Risk Committee in October 2013 and there were no subsequent meetings in 2013.

The Board recommends that you vote for electing each nominated director.

20 Precision Drilling Corporation

3. Appoint the Auditors

The Board recommends that KPMG LLP, Chartered Accounts (KPMG), be appointed as our auditors until the next annual meeting. KPMG was first appointed as our auditors more than five years ago. Representatives of KPMG LLP will be at the meeting and can respond to any questions.

Independence of the Auditors

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditors, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that set out any relationships with Precision that can have an impact on their independence and objectivity.

The Audit Committee approves the terms of engagement and the auditors’ fees, and pre-approves any permissible non-audit services. Management works with the external auditors every year to develop a list of proposed services that the committee reviews and pre-approves. To ensure independence, the committee prohibits the external auditors from providing certain services, but believes the auditors are best equipped to handle other non-audit services in permitted categories (such as tax compliance).

Audit Committee

You can find out more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2013, available online:

¡   www.precisiondrilling.com

¡    www.sedar.com

¡    www.sec.gov

or by contacting our Corporate Secretary:

¡    Precision Drilling Corporation

800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

¡    Phone: 403.716.4500

¡   Fax: 403.264.0251

¡    Email: corporatesecretary@precisiondrilling.com

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in fiscal 2013 and 2012:

Year Ended December 31	2013 ($)	2012 ($)
Audit fees	1,616,000	1,561,000
for professional audit services
Audit-related fees	—	—
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	640,000	495,000

for tax compliance services, tax advice, and tax planning, including assistance and advice related to preparing income tax returns for us and our subsidiaries, expatriate tax compliance matters, and general tax advice

Other fees	—	—
for translating financial information to French
Total	2,256,000	2,056,000

We require a majority of the votes cast by Precision shareholders either in person or by proxy to vote for the ordinary resolution.

The Board recommends that you vote for the appointment of KPMG as our auditors until the next annual meeting and authorize the Board to fix the auditors’ fees.

2014 Management Information Circular 21

4. Have a ‘Say on Pay’ Advisory Vote

You will have an opportunity to vote on our approach to executive compensation. In 2011, the Board adopted a policy to hold an advisory vote on our approach to executive compensation at every annual meeting of shareholders. The Board believes in having a constructive dialogue with shareholders about compensation and other important governance matters.

In 2014, you have the opportunity to vote for or against our approach to executive compensation through the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2014 Annual Meeting of Shareholders.”

Please take some time to read the Compensation Discussion and Analysis starting on page 47. It explains our approach to compensation, how it aligns with shareholder interests and the different components that make up our executive compensation program.

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about compensation.

The Board will take the voting results and other shareholder feedback into account when considering its approach to compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

Shareholders approved our approach to executive compensation with 96.9% in favour in 2012 and 97.3% in favour in 2013. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our approach, including our compensation practices and risk oversight, are appropriate.

The Board recommends that you vote for the resolution.

5. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder if you are voting by proxy) have the discretionary authority to vote as you see fit.

As of the date of this circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

22 Precision Drilling Corporation

We are committed to high standards of corporate governance and believe strong corporate governance is fundamental in generating long-term shareholder value. This section discusses our governance policies and practices and the role and functioning of our Board.

Governance	24 25 30 32	Our Governance Practices Our Philosophy Policies and Standards Role of the Board
B	35 36 36 36	Assessments Board Renewal Communicating with the Board Board Committees

	37	– Audit Committee

	38	– Corporate Governance, Nominating and Risk Committee

	39	– Human Resources and Compensation Committee

2014 Management Information Circular    23

Our Governance Practices

Precision is a public company and our shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We comply with corporate governance guidelines that apply to Canadian companies listed on the TSX, regulatory requirements, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S. We are committed to maintaining high standards of governance in a rapidly changing environment.

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Policy 58-201 – Corporate Governance Guidelines and SEC rules that apply to us.

We monitor regulatory developments and governance best practices as they evolve. We adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and incorporate best practices in governance that are appropriate to our circumstances.

The only major difference between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the exchange relates to shareholder approval of equity compensation plans. We explain the difference between the NYSE and TSX rules on our website (www.precisiondrilling.com) under About Precision, Corporate Governance.

Our Governance Standards

¡   the majority of our Board is independent under applicable laws

¡  non-management directors meet separately from management at every Board meeting

¡   the Board and each Board committee has a written mandate or charter

¡  all members of each committee are independent under securities laws

¡   each committee conducts an annual self-assessment

¡  the Board and each committee tracks their activities against their mandate or charter and annual goals at each regularly scheduled meeting

¡  our internal audit group does ongoing assessments of our internal controls and updates management and the audit committee regularly

¡   management presents risk management assessments to the Board and committees regularly

¡  our code of business conduct and ethics applies to all directors, executive officers, employees and contractors.

Maintaining High Standards

The Board reviews our governance principles and evaluates our governance mandates, guidelines, policies and procedures regularly to make sure they are appropriate and that we maintain our high standards. The Board also monitors regulatory developments in Canada and the U.S. to keep abreast of developments in governance and to enhance transparency of our corporate disclosure.

Our governance mandates and policies are reviewed regularly by the Board and its committees. The current documents are posted on our website and include:

¡	the Board mandate and committee charters
¡	our corporate governance guidelines
¡	position descriptions for the Board chair, each committee chair, and the Chief Executive Officer
¡	our code of business conduct and ethics
¡	our disclosure policy
¡	our insider trading policy
¡	a summary of the significant differences between the NYSE corporate governance standards and our governance mandates and policies.

The governance disclosure in this circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved the governance disclosure in this circular based on the recommendation of the Corporate Governance, Nominating and Risk Committee.

24 Precision Drilling Corporation

Our Philosophy

Operating Independently

A director with no direct or indirect material relationship with us is considered independent. A relationship is material if it could reasonably be expected to interfere with a director’s independent judgment.

The Board is responsible for determining whether or not each director is independent. It uses criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201, and the NYSE corporate governance standards.

The Board has determined that eight of the nine nominated directors are independent directors. Kevin Neveu is not independent because of his role as our President and Chief Executive Officer.

Directors must give the Corporate Governance, Nominating and Risk Committee information about their business and any other relationships they have with us (and our affiliates) and senior management (and their affiliates) when they join our Board. They must also advise the committee if there is a material change to their circumstances or relationships that could affect the Board’s assessment of independence.

Independent Chair

Robert Phillips has served as the Chairman of our Board since 2007. He is a non-executive, independent director. The Board has not appointed an independent lead director.

The chair is responsible for the effective functioning of the Board, and provides leadership to the Board and is the primary liaison between the Board and management.

The chair’s duties include:

¡	ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently	The Board approved a written position description for the chair and reviews it every year. The position description is available on our website (www.precisiondrilling.com) under About Precision, Corporate Governance.
¡	setting the agenda for Board and shareholder meetings
¡	presiding as chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting
¡	ensuring the Board receives timely and relevant information
¡	ensuring the Board reviews and approves corporate strategy developed by management
¡	monitoring the implementation of our corporate strategy
¡	serving as the liaison between the Board and management.

In-Camera Sessions

The independent directors meet without management at every Board and committee meeting. In 2013, there were eight regularly scheduled Board meetings and two ad hoc meetings. Board and committee meetings do not run for a fixed length of time, so directors can have open and frank discussions about any issues of concern. (See Board Committees starting on page 36 for information about the responsibilities of each committee and their activities in 2013.)

Share Ownership

Share ownership guidelines help align the interests of directors and shareholders.

Each director is expected to own twice the value of his or her annual retainer in Precision shares within four years of joining the Board. (See Director Profiles starting on page 9 for details.)

2014 Management Information Circular 25

Serving on Other Boards

We do not have a policy on interconnecting directorships, but we expect that none of the nominated directors will be serving together on other public company boards at the time of our annual meeting of shareholders.

We do not limit the number of other public company boards our directors can serve on, but the Corporate Governance, Nominating and Risk Committee discusses our director expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of our Audit Committee can serve on the audit committees of up to three other public companies unless the Board decides that serving on more than three will not reduce the director’s ability to serve effectively on behalf of Precision’s shareholders. This restriction is set out in the Audit Committee mandate.

The director profiles starting on page 9 list the other public company boards the nominated directors serve on. Robert Phillips is a member of a number of public company boards, yet he has always met his commitments to our Board. He has attended 100% of our Board and committee meetings for many years. Our Board has determined that other commitments have not detracted from his continued high performance on our Board (see Unique Circumstances Addressed by the Board on page 19).

Director Skills and Experience

Directors are only nominated if they have an appropriate mix of skills, knowledge and business experience, and a history of achievement. This experience is critical for the Board to provide effective oversight and support our future growth.

The Corporate Governance, Nominating and Risk Committee uses a skills matrix unique to Precision and based on our vision, strategy and five-year plan to assess the composition of the Board and for recruiting new director candidates. The committee looks at industry knowledge, financial acumen, leadership skills, diversity of perspective, depth of exposure to various markets, and understanding of our business and our customers when assessing potential candidates.

26 Precision Drilling Corporation

Director Skills and Experience
LEADERSHIP
Senior Leadership Experience	5 or more	✓		✓	✓	✓	✓	✓	✓	✓

Experience driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth.

Strategic Planning and Focus	5 or more	✓		✓	✓	✓	✓	✓	✓	✓

Experience with planning, evaluation, and implementation of a strategic plan; this includes a demonstrated ability to focus on longer term goals and strategic outcomes, as separate from day-to-day management and operations.

Business Development	3-4	✓		✓	✓	✓	✓	✓	✓	✓
Experience developing and implementing an organization’s vision and strategy as well as augmenting sales and marketing to improve customer acquisition and retention.
INDUSTRY EXPERIENCE
Oilfield Service	3-4	✓			✓			✓	✓	✓

Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision’s strategy, markets, competitors, financials, operational issues, regulatory concerns and technology.

Oil and Gas	3-4	✓		✓	✓	✓	✓	✓	✓	✓
Senior executive experience in the oil and gas industry combined with a robust understanding of Precision’s customers, markets, operational challenges, strategies, regulatory matters and technology.
Land Rig Manufacturing/Technology Expertise	1-2							✓	✓	✓
Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs and associated oilfield equipment.
FINANCIAL LITERACY
Accounting	3-4	✓	✓	✓		✓	✓	✓

Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies; familiarity with internal financial controls.

Corporate Finance/Mergers and Acquisitions	2-3	✓	✓	✓		✓		✓	✓	✓
Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions.

2014 Management Information Circular 27

Director Skills and Experience
BUSINESS EXPERIENCE
International	2-3	✓	✓		✓	✓	✓	✓	✓	✓

Senior executive experience working in an organization with global operations where Precision is or may be active; has a thorough understanding of different cultural, political and regulatory requirements.

Information Technology Expertise	1-2					✓	✓	✓	✓	✓

Executive experience leading an information technology organization or within an organization leading the information technology division; experience with planning, evaluation, and implementation of an information technology system.

Human Resources and Compensation	1-2		✓	✓	✓	✓	✓	✓	✓	✓

Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements including specific expertise in executive compensation programs, incentives, equity and perquisites.

Health, Safety, Environment and Social Responsibility	1-2	✓		✓	✓	✓	✓	✓	✓	✓
Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility; demonstrated commitment to Precision’s HSE values.
Legal	1-2	✓						✓		✓
Experience in corporate securities and mergers acquisitions, litigation, contract law, international law, intellectual property, regulatory/public policy.
BOARD EXPERIENCE
Governance/Board and Committees	3-4	✓	✓	✓	✓	✓	✓	✓	✓	✓
Prior or current experience as a board member of a major organization (public, private or non-profit) as well as serving on board committees.
Risk Assessment	3-4	✓		✓	✓	✓	✓	✓	✓	✓
Experience in the process of identifying principal corporate risks and to ensure that management has implemented the appropriate systems to manage risk.
Government Relations	1-2			✓		✓	✓	✓	✓	✓
Experience in strategic government relations and effective communications for public sector, private sector, and not-for-profit boards.
BEHAVIORAL TRAITS
Teamwork	all	✓	✓	✓	✓	✓	✓	✓	✓	✓

An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision.

Devil’s Advocacy	1-2	✓	✓	✓	✓	✓	✓	✓	✓	✓

An executive who fosters an environment of congenial controversy in an effort to minimize ‘groupthink’ and increase open-mindedness, improve problem solving, and allow for better integration of diverse views.

28 Precision Drilling Corporation

Director Development

Director education helps directors maintain skills and gain insights. Our directors are encouraged to deepen their understanding of our operations and stay current with emerging issues that affect our business and governance practices.

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry, and our expectations of directors. Ms. Hughes, who joined the Precision Board in 2013, received an orientation manual with information about Precision and the industry, our values, our strategic plan, policies and governance guidelines, talent and performance management, succession planning, and our annual operating and capital budgets. She also met with management and received a detailed orientation. The Corporate Governance, Nominating and Risk Committee reviews the manual to make sure the content is current and appropriate.

Continuing education keeps directors current on governance requirements and on developments and issues we face in our business. Directors receive presentations at Board and committee meetings and also attend webinars, conferences and seminars. Management provides quarterly updates on emerging governance and regulatory matters. Management also makes directors aware of conferences and seminars that may be of interest.

Precision’s directors attended conferences and presentations on a broad range of topics in 2013, a number of which were hosted by Precision. These general topics included:

Topic	Presenter	Directors in Attendance
Industry outlook and general economic discussions	Board dinner with the chairman of a major institutional investor	All
Shareholder activism: short versus long-termism	Institute of Corporate Directors (ICD) Annual Conference	B. Gibson, A. Hagerman, R. Phillips
Annual boardroom summit	National Association of Corporate Directors (NACD)	R. Phillips
Board effectiveness and board evaluation report	O’Callaghan & Company	All
Developments in completion and production technology, with a particular focus on coil tubing	Precision	All
Shareholder engagement and activism preparedness	Precision	All
Code of business conduct and ethics and anti-bribery anti-corruption policy	Precision	All
Precision customer survey report	Welling & Company	All

Members of the Audit Committee attended events focusing on issues related to finance and audit as part of their continued education, including:

Topic	Presenter
Enhancing audit quality: the role of audit committee in external auditor oversight	Canadian Public Accountability Board/Canadian Institute of Chartered Accountants
Audit committee effectiveness	ICD
Audit committee roundtable: financial strategy and risk management	ICD
Capital projects: adding value with construction auditing	Institute of Internal Auditors
The audit committee’s interaction with the chief compliance officer	KPMG and NACD
The cloud and IT risks	PWC
Emerging issues	KPMG and Precision (quarterly)

2014 Management Information Circular 29

Members of the Corporate Governance, Nominating and Risk Committee attended events focusing on issues related to corporate governance and enterprise risk management, including:

Topic	Presenter
Diversity in Canada	Canadian Board Diversity Council
Avoiding catastrophic risk	ICD
Shareholders and governance	ICD
Enterprise risk oversight	ICD
Emerging issues	Precision and external counsel (quarterly)

Members of the Human Resources and Compensation Committee attended events on issues related to human resources and executive compensation, including:

Topic	Presenter
Human resources and compensation committee effectiveness	ICD
Emerging compensation issues	ICD
Emerging issues	Mercer (Canada) Limited (Mercer)
Recoupment policies and practices	Osler, Hoskin & Harcourt LLP
CEO succession summit	Russell Reynolds Associates

Policies and Standards

Code of Business Conduct and Ethics

Our code of business conduct and ethics incorporates our fundamental principles and applies to our directors, executive officers, employees and contractors. Our code is available online and is part of our new-hire orientation package; respecting it is a condition of employment, or term of office in the case of directors. We also conduct training sessions on ethical issues for employees.

The code covers the following, among other things:

¡	financial reporting and accountability
¡	maintaining confidentiality
¡	avoiding conflicts of interest
¡	complying with laws
¡	safeguarding corporate opportunities
¡	reporting illegal or unethical behaviour
¡	fair dealing
¡	reporting breaches or violations of the code
¡	anti-retaliation.

You can find our current policies in the corporate governance section of our website (www.precisiondrilling.com). The code of business conduct and ethics is also available on SEDAR (www.sedar.com).

Every director, executive officer and employee is required to acknowledge that they have read, understood and will abide by the code. Every member of the senior management team has to certify every quarter whether they are aware of any breaches of the code.

Our hotline promotes a culture of ethical conduct because it allows anyone (at Precision or otherwise) to report, confidentially and anonymously, any suspected illegal, unethical, or improper conduct. An independent third party operates the hotline and produces reports for management. Our legal group and internal audit group review the reports and investigate any alleged breaches of the code and update the Audit Committee with quarterly reports. The third party notifies the Audit Committee immediately if the allegation is fraud.

30 Precision Drilling Corporation

Only the Board can waive an aspect of the code as it applies to executive officers and must promptly disclose the details to shareholders, as required by law. The Board has not waived any aspect of the code to date, and we have not had to file a material change report relating to a departure from the code.

Disclosure Policy

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs and activities.

Respecting our disclosure policy is critical to maintaining our integrity, and each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

Insider Trading Policy

Our insider trading policy:

¡	prohibits insider trading
¡	has established a regular black-out calendar
¡	prohibits short-term, speculative transactions involving Precision shares including through the use of specific financial instruments designed to hedge or offset a decrease in the value of Precision shares (anti-monetization policy)
¡	sets out our obligations to stock exchanges, regulators and investors.

The policy applies to all directors, executive officers, and employees and is reviewed every year by the Corporate Governance, Nominating and Risk Committee.

Clawback Policy

The Human Resources and Compensation Committee has monitored recent developments on mandatory recoupment and clawback policies adopted by companies in Canada and the U.S. In October 2013, Precision adopted a clawback policy that is consistent with our approach to corporate governance and which we believe is a prudent part of our risk management and compliance program. Our clawback policy entitles us to recoup some or all of the incentive compensation paid to our senior leadership team, both past and present, where there was a significant error in our financial statements or an error in calculating executive compensation during the periods in which they served.

We believe strongly that our senior leaders must be accountable for their decisions. Our compensation program, including the policies, employment agreements, and incentive plans, must align consequences with Precision’s best interests.

Diversity

Our Board actively monitors governance developments in the U.S. and Canada and we have been participating in the public discussion regarding Board diversity. While we do not support arbitrary targets or rules to force the composition of a board, our Board supports the objectives of increasing diversity and the number of women directors.

Precision believes that diversity delivers strength. Multiple perspectives open our aperture on the business environment, increase our ability to identify risks, and allow us to more creatively solve problems. Through active refreshment and constant assessment of our needs, we now have a Board of Directors with an average tenure of just over four years and an average age just below 60. We have both geographic and gender diversity on our Board. Most recently, our candidate search process identified Catherine Hughes, a highly-qualified individual with experience and expertise well aligned with our strategic vision. Ms. Hughes joined our Board in 2013.

Our industry will be well served through increased representation of women on boards and in leadership roles. Precision is committed to advancing women and other individuals of different backgrounds through its talent management processes and leadership development programs. By creating more opportunities at all levels of the company, Precision is activity pursuing the objectives of diversity.

2014 Management Information Circular 31

Role of the Board

The Board of Directors is responsible for the stewardship of our business and affairs. It oversees the conduct of our business, provides direction to management, and ensures that all major issues affecting our business and affairs are given proper consideration.	You can read about the duties of the Board in more detail in the Board mandate (see Appendix).

Our Board believes in respect, trust, and candour and fosters a culture of open dialogue. The Board has several responsibilities and may delegate matters to its committees, while maintaining proper oversight. The Board may also delegate certain responsibilities to management from time to time, as permitted by law.

Overseeing the CEO

The CEO is appointed by the Board and is responsible for leading our business and affairs on a day-to-day basis. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The Human Resources and Compensation Committee recommends the annual objectives to the Board for approval and assesses the CEO’s performance against these objectives at the end of the year.

The Board has established clear limits of authority for the CEO. These are primarily limitations relating to his financial authority, approval of significant or material transactions, and departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance each year.	The Board has approved a position description for the CEO, which is available in the corporate governance section of our website.

Expectations of Directors

We expect our directors to:

¡	comply with our code of business conduct and ethics, including our conflict of interest disclosure requirements
¡	develop an understanding of our strategy, business environment and operations, the markets we operate in, and our financial position and performance
¡	diligently prepare for each Board and committee meeting by reviewing all meeting materials in advance
¡	actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered
¡	participate in continuing education programs.

We believe that an active and engaged Board governs more effectively, and we expect our directors to strive to attend all Board meetings, their committee meetings, and the annual meeting of shareholders in person. Directors may participate in regular meetings by phone if circumstances require (see Meeting Attendance on page 20 for details about each director’s attendance record in 2013).

Decision-Making and Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators, and the general public.

From time to time, our directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some of them may also be involved with entities that may, from time to time, provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the chair and abstain from participating in any discussions and voting on the matter, or excuse themselves from the meeting.

We are not aware of any existing or potential material conflicts of interest between us and any nominated director.

32 Precision Drilling Corporation

Strategic Planning

Management is responsible for developing our strategic plan and holds an annual strategic planning session with the Board, during which we carry out a look-back assessment of key strategic initiatives and review our strategic plan. The plan is revised based on our progress, and we establish annual corporate objectives and goals. Management also discusses other strategic issues including corporate opportunities and the main risks facing our business. The strategic plan is approved by the Board annually.

The Board also holds an annual budget planning meeting with management to review and approve the operating and capital budgets for the upcoming year.

Strategic issues are continuously assessed throughout the year.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, compensation, strategic, and reputational risk.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk, talent management risk, and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk and review our approach. Management provides a comprehensive update to the Board and committees regularly.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems. It delegates responsibility for overseeing the controls over accounting and financial reporting systems to the Audit Committee.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting and provides quarterly updates to the Audit Committee. The Executive Vice President and Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and our assets are adequately safeguarded.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2013. KPMG audited our internal controls over financial reporting as of December 31, 2013, and provided an unqualified opinion. KPMG also provided an unqualified opinion on our consolidated financial statements as at and for the years ended December 31, 2013 and 2012.

We have an enterprise-wide quarterly certification process to reinforce risk accountability and compliance at all levels. Management reviews the results and reports them quarterly to the Board.

2014 Management Information Circular 33

Compensation Risk

We have compensation policies and procedures and a formal decision-making process to help manage compensation risk. The Human Resources and Compensation Committee is responsible for overseeing compensation risk and mitigating risk as much as possible, and the Board must approve all decisions affecting the pay of our most senior executives.

The committee conducts an annual compensation risk assessment to ensure that our compensation policies and practices are sound and that our compensation program does not pose any material risk to Precision. Every second year, the committee engages a third party consultant, presently Mercer, to undertake this risk assessment on its behalf.

Mercer’s most recent assessment was conducted in 2013, and it did not find any material risks in our compensation policies and practices. As part of its 2013 assessment, Mercer also provided market data for benchmarking compensation and performance, an update on industry trends, a review of our compensation and performance peer groups, weightings of the long-term incentive mix and a compensation review of all executive positions. Notably, Mercer acknowledged our adoption of a clawback policy in 2013 to be a significant enhancement of our compensation program. (See Message on Compensation Governance on page 41 for more information about how we manage compensation risk and the risk assessment carried out by Mercer.)

Talent Management and Succession Planning

Precision has a talent management and succession planning process that applies to all employees. Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. We believe in the importance of offering high potential employees career development through field-based competency training, meaningful and varied work experiences and formal development.

Our talent management priorities include:

¡	acquiring and retaining high potential people early in their career
¡	selective hiring of seasoned executives and senior managers
¡	identifying and assessing high performers and developing those with potential
¡	maintaining engagement while monitoring employee development to drive high performance and retention
¡	providing high potential candidates with opportunities to present to the Board of Directors and inviting them to Board functions where they can interact with directors and senior executives informally.

Our succession strategy is a blend of promotion from within and external recruiting for key positions as appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture. Developing our people and filling most of the succession placements from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside Precision.

Management also focuses its attention on all levels of management to ensure that there is a well-trained, high-performing pool of talent, with a broad range of business and functional experience, who can contribute to a collaborative culture and support our values for building a sustainable, high performing company.

Management provides annual updates to the Human Resources and Compensation Committee, and the CEO meets in-camera with the committee every year to review the depth of the talent pool and the succession capacity for critical roles.

34 Precision Drilling Corporation

Assessments

The Corporate Governance, Nominating and Risk Committee assesses the effectiveness of the Board, the various Board committees and individual directors every year.

Board Assessment

Every second year, and most recently in 2013, we hire an experienced third-party to carry out a comprehensive review of our Board and conduct peer assessments. The review includes interviews with each director and certain members of our senior executive. The review focuses on board effectiveness and director interaction to help determine whether the Board’s skills, individual director experience, and the overall functioning are sufficient for the Board to fulfill its oversight responsibilities and support our strategic objectives. The Chairman of the Board combines this report with the results of his personal interviews with each director to create a summary for the Corporate Governance, Nominating and Risk Committee and the Board.

We use the results of the assessments to focus on continuous improvement in Board performance. We develop action plans and monitor them to ensure follow through and satisfactory results.

Annually, the Board reviews the Board and committee mandates as well as the position descriptions of the Board and committee chairs, and approves any changes.

Committee Assessment

Annually, each committee completes an annual self-assessment of its effectiveness in carrying out the duties specified in its charter and terms of reference and its performance against pre-determined annual goals.

Each committee chair sets annual goals in consultation with committee members, taking into account our strategic vision, annual business plan, and issues our shareholders have raised through our engagement process or interaction with governance organizations.

Director Assessment

The Corporate Governance, Nominating and Risk Committee reviews:

¡	the competencies, skills and personal qualities of each director
¡	the contributions each director made to the effective operation of our Board
¡	any significant change in the main occupation and other directorships of each director.

The Chairman of the Board meets with each director to discuss various issues, focusing particularly on maximizing the contributions each director makes to the Board and committees. He uses a checklist to discuss short and long-term goals and establishes action items so directors can enhance their personal contributions to the Board and improve overall effectiveness. He also shares peer feedback, as appropriate, and reviews the director’s progress and action items. Each director also offers input on enhancing the effectiveness of the other directors and the Board overall.

The Chairman of the Board discusses the results of the individual evaluations with each committee chair and summarizes his findings for the committee and the Board.

2014 Management Information Circular 35

Board Renewal

Each director’s term expires at the end of the next annual meeting or when a successor is elected or appointed to the Board. Although we do not have a mandatory retirement policy, the Corporate Governance, Nominating and Risk Committee regularly reviews the current profile of the Board, including age and tenure of individual directors. Our current Board has an average tenure of approximately four years and an average age slightly below 60.

Nominating Directors

The Corporate Governance, Nominating and Risk Committee is responsible for assessing each director’s competencies and skills and reviewing the ideal qualities and skills for an effective Board.

The Board, management and shareholders identify qualified candidates from time to time. The committee assesses candidates against criteria approved by the Board and the qualities and skills of the current Board and approaches the strongest candidates to determine their level of interest (see Director Skills and Experience on page 26).

The committee then recommends the most qualified people to the Board for consideration. The most appropriate candidates are presented to the shareholders as the nominated directors to be elected at the annual meeting.

A shareholder can nominate a candidate by submitting the person’s name, background, qualifications, and experience to our Corporate Secretary. Our by-laws require that a shareholder give us advance notice of and details about any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a shareholder proposal through the procedures set out in the Business Corporations Act (Alberta). If the nomination is to be presented at an annual meeting of shareholders, the notice must be given 30 to 65 days in advance of the meeting. If the annual meeting is to be held within 50 days after we announce the meeting date, the notice must be given within 10 days of the meeting announcement.

If the nomination is to be presented at a special meeting of shareholders (that is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the committee chair, who will present them to the Corporate Governance, Nominating and Risk Committee for consideration.

Shareholders can contact the Board, the Chairman of the Board, or any of the directors by writing to:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Or email: corporatesecretary@precisiondrilling.com

Communicating with the Board

We are committed to engaging and communicating with our shareholders. Shareholders and other interested parties can communicate with members of the Board, including the chair and other non-management directors.

We expect all of the nominated directors to attend the annual meeting of shareholders, and they will be available at the meeting if you wish to speak to them in person.

Board Committees

The Board has established three standing committees, composed of independent directors, to help it carry out its responsibilities more effectively:

¡	Audit Committee
¡	Corporate Governance, Nominating and Risk Committee
¡	Human Resources and Compensation Committee.

The Board may also create special ad hoc committees from time to time to deal with other important matters.

Each standing committee has a charter and terms of reference. Each committee chair has a position description approved by the Board (available on our website).

The committee reports that follow summarize each committee’s charter, composition, responsibilities, and key activities in 2013.

36 Precision Drilling Corporation

Audit Committee

Allen R. Hagerman (chair)

William T. Donovan, Brian J. Gibson, Patrick M. Murray, Robert L. Phillips

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of an operating business with similar complexity as Precision in determining whether a director is financially literate and has determined that each member is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Messrs. Donovan, Gibson, Hagerman, and Murray are all considered financial experts. They meet the requirements because of their training and expertise.

The committee has three main areas of responsibility:

Financial Reporting

Oversees the quality and integrity of financial reporting

The committee reviews the following and recommends them to the Board for approval:

¡	annual audited financial statements and MD&A
¡	quarterly financial statements and MD&A.

Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function, and our disclosure controls

The committee receives reports on the following every year:

¡	our disclosure controls and practices
¡	our internal controls over financial reporting
¡	the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings
¡	the work product of our internal audit group.

External Auditors

Oversees the external auditors (currently KPMG LLP)

The committee:

¡	reviews the external auditors’ annual audit plan, fees, performance, and independence
¡	pre-approves all services that the external auditors provide to make sure they remain independent.

The committee is also responsible for overseeing:

¡	compliance with laws and regulations relating to financial reporting
¡	compliance with the provisions of the code of business conduct and ethics relating to financial reporting matters
¡	certain financial risks delegated by the Board.

You can find more information about the Audit Committee in our annual information form, which is filed on SEDAR.

The committee met six times in 2013, and met without management present at every meeting. It also met separately with KPMG and with the Director, Audit Services at every meeting.

2014 Management Information Circular 37

Corporate Governance, Nominating and Risk Committee

William T. Donovan (chair)

Brian J. Gibson, Catherine J. Hughes, Stephen J.J. Letwin, Kevin O. Meyers, Robert L. Phillips

The committee is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. The committee is also responsible for conducting director assessments and developing director compensation.

Board Operations

Oversees the Board operations from a governance perspective

The committee:

¡	assesses the size and composition of the Board
¡	assesses the number of committees and their composition and mandates
¡	ensures directors have access to continuing education programs
¡	oversees directors’ compliance with our code of business conduct and ethics.

Director Compensation

Develops a director compensation package with advice from an independent external consultant

The committee:

¡	reviews director compensation every year
¡	recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees

The committee:

¡	develops and implements an evaluation process
¡	assesses skills appropriate for an effective Board and identifies skills we should recruit for when making changes to the Board
¡	maintains a Board succession plan that meets our needs and the interests of our shareholders.

Corporate Governance Principles

Carries out corporate governance initiatives

The committee:

¡	evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements and assesses and implements evolving good governance practices
¡	reviews key corporate policies including the code of business conduct and ethics and insider trading and disclosure policies
¡	reviews the Board’s mandate, committee charters, and position descriptions of the Board and committee chairs.

Enterprise Risk Management

Ensures the organization actively evaluates its business risks

The committee:

¡	evaluates our approach to enterprise risk management to ensure we assess risks that may impede our business goals
¡	reviews processes in place to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the committee.

The committee met five times in 2013, and met without management present at every meeting.

38 Precision Drilling Corporation

Human Resources and Compensation Committee

Kevin O. Meyers (chair)

Allen R. Hagerman, Catherine J. Hughes, Stephen J.J. Letwin, Patrick M. Murray, Robert L. Phillips

The committee is responsible for human resources and compensation governance and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Mercer) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval

The committee’s review and recommendations include:

¡	the annual corporate goals and objectives for the CEO and other executive officers
¡	the performance of the CEO and other executive officers against those goals and objectives
¡	the compensation for the CEO based on the committee’s assessment
¡	the compensation for the executive officers based on the CEO’s evaluations
¡	a review of our compensation program for the CEO and senior management
¡	employment contracts with the executive officers.

The committee is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including any incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles

The committee:

¡	reviews the succession planning process for the CEO, senior executives, and all key positions
¡	identifies replacements to immediately step into those positions in an emergency situation
¡	identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The committee is responsible for overseeing the development and implementation of programs aimed at:

¡	employee attraction, recruitment and retention
¡	employee development, including performance management, training and development, and talent management
¡	administration of pensions and benefits.

The committee is responsible for reviewing and approving the compensation disclosure that management prepared for this circular.

The committee met six times in 2013, and met without management present at every meeting.

2014 Management Information Circular 39

‘Pay for performance’ is a key part of our compensation programs. We strive to have compensation programs that support our strategic objectives, drive High Performance, High Value services to our customers, and create shareholder value over the long term.

This section discusses compensation governance, our director and executive compensation programs, and the decisions affecting executive pay for 2013 and 2014.

Compensation	41	Message on Compensation Governance
	44	Director Compensation
	44	¡	Compensation Discussion and Analysis
	44		1 – Approach
	44		2 – Components
	46	¡	2013 Compensation Details
	46		– Director Compensation Table
C	47	Executive Compensation
	47	¡	Compensation Discussion and Analysis
	47		1 – Overview
	49		2 – Share Performance and Executive Compensation
	53		3 – Approach
	57		4 – Components
	64		5 – 2014 Program Changes
	66		6 – Executive Compensation Decisions in 2014
	70		7 – CEO Compensation
	74	¡	2013 Compensation Details
	74		– Summary Compensation Table
	76		– Incentive Plan Awards
	78		– Equity Incentive Plan Information
	79		– Retirement Benefits
	80		– Termination and Change of Control

40    Precision Drilling Corporation

Message on Compensation Governance

Dear Shareholder,

Both Precision and the Board are committed to high standards of compensation governance.

The Human Resources and Compensation Committee is responsible for compensation governance and all matters relating to executive compensation. One of its main duties is ensuring that all compensation policies, decisions, and plan designs are consistent with Precision’s high governance standards. It also recommends the compensation for the CEO and other senior executives to the Board for its review and approval, and reviews and approves the compensation disclosure in this circular.

The committee has a strong mix of skills and experience to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders. It has six members: Kevin O. Meyers (chair), Allen R, Hagerman, Catherine J. Hughes, Stephen L.L. Letwin, Patrick M. Murray, and Robert L. Phillips (Chairman of the Board).

Skills and Experience	Number of Committee Members
Business experience	6 / 6
Industry experience	6 / 6
Financial background	4 / 6
Compensation experience (compensation committees of other public companies or organizations)	6 / 6
Senior leadership experience	6 / 6

¡	Dr. Meyers is currently a member of the compensation committee of two other public companies.
¡	Mr. Hagerman currently serves on the compensation committees of two significant not-for-profit organizations.
¡	Ms. Hughes is knowledgeable in compensation matters as a result of her prior role as Vice President, Operational Services, Technology and Human Resources at Nexen Inc.
¡	Mr. Letwin previously served on the compensation committee of another public company and currently chairs the compensation committee of a large private company.
¡	Mr. Murray previously served as a member of the compensation committee of two other public companies.
¡	Mr. Phillips has compensation experience as a member of the compensation committee of five other public companies.

All committee members are independent, and the committee operates independently of management. It also meets without management present at every committee meeting.

(See page 9 for more information about the directors’ background and experience, and see page 39 for details about the committee’s responsibilities and its key activities in 2013.)

Formal Decision-Making Process

The committee fully recognizes the growing attention investors and other stakeholders are putting on compensation issues. No decision or recommendation is taken lightly. The committee follows a strict, formal process for reviewing compensation programs and making recommendations to the Board. All decisions about executive pay are based on our pay-for-performance philosophy and key decisions must be approved by the Board.

2014 Management Information Circular 41

Compensation Risk Management

The committee plays a critical role in managing compensation risk as part of its overall duties and responsibilities. The committee:

¡	reviews market data with its independent consultant (currently Mercer) every year to make sure our compensation is competitive
¡	reviews the performance measures under our incentive plans every year
¡	reviews the components of our compensation programs every year
¡	monitors governance issues and industry developments.

2013 Compensation Risk Assessment

In late 2013, the committee, with assistance from Mercer, carried out a compensation risk assessment as part of its oversight activities and in response to Canadian regulatory requirements and increasing attention on governance practices in general. Mercer assessed our compensation policies, program, and individual components in seven key areas. It confirmed that our compensation policies and program structure are sound, and it did not identify any material risks, consistent with its prior assessment in 2011.

Seven Areas of Compensation Risk

1. Pay mix

2. Incentive plan funding

3. Performance period

4. Performance measures

5. Pay for performance

6. Amount of incentive payouts

7. Plan governance and risk mitigation

Key Findings

¡   Our executive compensation includes a fixed pay component as well as a significant variable (at-risk) pay component, of which the at-risk pay component is higher than our peers.

¡   There is an appropriate balance between short and long-term incentives and the type of award (time and performance-based vesting, and option and share-based awards).

¡   Long-term incentives account for more than half the total compensation for senior executives.

¡  Variable incentive plans are not directly linked to our ability to pay.

¡   Absolute and relative measures are used to assess performance, and the short-term incentive plan and performance share unit plan have threshold levels of performance.

¡   Incentive plans have different performance periods, varying from one to seven years.

¡  The committee assesses performance under each plan separately according to the structure of each plan, its performance metrics, and actual results.

¡   The incentive plans are structured so payouts are not excessive.

¡  Total payouts under all incentive plans are a manageable percentage of our ability to pay.

¡   The committee can use discretion to increase or decrease the short-term incentive award in light of actual performance and any extenuating circumstances.

Mercer’s 2013 Work Plan

¡   providing market data for benchmarking compensation, performance, industry trends and issues

¡  reviewing the compensation and performance peer groups

¡   reviewing executive compensation and advising as appropriate

¡  advising on governance matters relating to compensation

¡   reviewing the compensation discussion and analysis for this circular

¡  reviewing our total shareholder return (TSR) performance under our PSU plan

The committee has the discretion to carry out a third-party compensation risk assessment when required to ensure compensation risk is managed appropriately.

42 Precision Drilling Corporation

Independent Advice

The committee receives independent advice on compensation matters and has worked with Mercer since 2006. Mercer reviews the competitiveness of pay levels, issues, and risks relating to executive compensation design and provides insights into market trends and advice on technical compensation matters. The committee pre-approves all services Mercer provides to make sure they remain objective and independent.

The table below shows the total consulting fees paid to Mercer over the last two years.

Year	Executive Compensation-Related Fees (Human Resources and Compensation Committee) ($)	All Other Fees (Pension and Benefits Consulting) ($)
2013	310,697	113,928
2012	128,903	96,250

Management seeks independent advice on human resources and compensation matters from time to time. It uses Towers Watson for these services to maintain impartiality and avoid any conflicts of interest.

Strong Governance Foundation

The committee is satisfied that our compensation policies and practices do not encourage any inappropriate risk taking and that we have proper policies and practices in place to identify and mitigate potential risks facing the company. As a matter of principle, the committee does not gross-up incentive awards to account for withholding taxes. It also does not backdate or reprice stock options.	96% ‘say on pay’ approval ratings

The committee continues to assess various governance issues and industry developments to make sure our practices and policies are appropriate and effective. In 2013, we adopted a comprehensive clawback policy. We have received over 96% approval from our shareholders over the past two years on our approach to executive compensation.

The committee can also use discretion when making compensation recommendations to the Board. It uses judgment to make sound decisions based on company performance and that are in the best interests of shareholders while adhering to the overall objectives of our compensation programs.

Sincerely,

Dr. Kevin O. Meyers

Chair, Human Resources and Compensation Committee

2014 Management Information Circular 43

Director Compensation

Compensation Discussion and Analysis

This section describes our director compensation program, including how compensation is set and the different components of our director compensation program.

1 – Approach

We offer director compensation that is fair and competitive in order to retain and attract high quality directors to our Board.

The Corporate Governance, Nominating and Risk Committee reviews director compensation every year using published compensation surveys for reference. It also seeks independent advice from an external consultant (currently Mercer) periodically as part of this process.

It generally sets compensation at or slightly below the median of a compensation comparator group of public companies within the broader oilfield services industry (see page 54). Following a market review in 2013, we increased the annual equity retainer paid to our non-management directors in the form of deferred share units (DSUs).

We do not offer performance-based compensation for non-management directors.

Our CEO does not receive director compensation as he is compensated for his role as President and CEO.

Share Ownership

We require our directors to have an ownership stake in the company to align the interests of our directors and shareholders.

Each director is expected to own at least twice the amount of his or her annual retainer in Precision shares within four years of joining the Board.

Shares held directly or beneficially through a nominee and DSUs count towards meeting our share ownership guidelines. We use the actual purchase cost or the current market price, whichever is higher, to value shares and calculate the ownership levels. Market value is calculated using $12.83, the closing price of Precision shares on the TSX on April 7, 2014. (See page 45 for more information about our DSU plan.)

2 – Components

Director compensation is cash and equity based and is made up of a retainer component and meeting fees.

The director fee schedule was revised in 2013 based on a market review. The annual retainer paid in DSUs was increased from $90,000 to $110,000. The table below shows the new fee schedule, which went into effect on October 1, 2013:

Effective October 1, 2013
Annual Retainer
Chairman of the Board	$110,000 in DSUs + $135,000
Committee chairs	$15,000
Board member	$110,000 in DSUs + $40,000
Committee members	$7,500
Meeting Fees
Board meeting	$1,500
Audit Committee meetings	$2,500
Other Board committee meetings	$1,500

44 Precision Drilling Corporation

DSUs

Directors automatically receive a portion of their retainer in DSUs. They can choose to receive all or a portion of the balance of their retainers and fees in DSUs instead of cash.

We maintain separate DSU accounts for each director. Fees are paid quarterly, and we use the weighted average closing price of Precision shares on the TSX for the five trading days immediately prior to the payment date (generally the last business day of each quarter) to calculate the number of DSUs.

DSUs vest immediately. When the director retires from the Board, he or she can redeem them, either for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares). The shares are either purchased on the open market by an independent broker, using the cash (after deducting any withholding taxes) that would otherwise have been paid to the director, or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

About DSUs

A deferred share unit (DSU) is a phantom unit equal to the fair market value of a Precision share. It is settled in cash or shares after the director retires.

A new DSU plan was approved by shareholders in May 2011 and went into effect on January 1, 2012.

Directors received DSUs under the old DSU plan until the end of 2011. (See Equity Incentive Plan Information on page 78 for more information about the prior plan.)

Directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following their retirement, as long as the dates do not fall within a blackout period. If the director does not specify a redemption date, DSUs issued under the new plan will be redeemed on one date, six months after the retirement date. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the TSX for the five trading days immediately prior to the payout date, and then deduct any withholding taxes that apply.

If a director becomes an employee of Precision or an affiliate, he can no longer participate in the DSU plan as of that date, but can participate again when his employment ends.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death (according to the terms of the plan). The Human Resources and Compensation Committee can also grant discretionary DSUs to directors for service on the Board, but has not done so to date.

The committee and the Board review the DSU plan periodically to ensure it continues to meet our business objectives and remains competitive.

Granting of DSUs

The total number of Precision shares available for issue from treasury to directors under the new DSU plan is limited to:

¡	a maximum of 1,000,000 Precision shares.
¡	not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury
¡	not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

The old plan will remain in place until all outstanding DSUs under the old plan have been redeemed. From time to time, DSUs are issued from the old plan to provide for dividends declared on Precision’s shares, as provided for under that plan.

At December 31, 2013, a total of 396,151 Precision shares were issuable under the old DSU plan based on the total balance of DSUs in the directors’ accounts.

2014 Management Information Circular 45

2013 Compensation Details

The table below shows the fees we paid our independent directors for the year ended December 31, 2013. Mr. Phillips receives a higher retainer because of his increased duties and responsibilities as Chairman of the Board.

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, based on the old rate for the first nine months of 2013 and increased by $20,000 beginning October 1, 2013, all in accordance with the terms of our DSU plan.

Name	Cash Fees Earned ($)	Share-Based Awards ($) (3)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
William T. Donovan	101,500	95,000	–	–	–	–	196,500
Brian J. Gibson	47,000	142,000	–	–	–	–	189,000
Allen R. Hagerman	0	196,500	–	–	–	–	196,500
Catherine J. Hughes (1)	0	117,011	–	–	–	–	117,011
Stephen J.J. Letwin	36,465	131,463	–	–	–	–	167,928
Kevin O. Meyers (2)	112,000	95,000	–	–	–	–	207,000
Patrick M. Murray	94,000	95,000	–	–	–	–	189,000
Robert L. Phillips	204,000	95,000	–	–	–	–	299,000

Notes:

(1)	Ms. Hughes joined the Board on May 8, 2013.
(2)	Dr. Meyers received $16,500 for attending 11 management Safety Council meetings in 2013 as the Board’s representative. This amount is included in his cash fees earned.
(3)	Excludes any DSUs granted as a result of dividend payments on the underlying Precision shares.

Outstanding Option-Based Awards and Share-Based Awards

The table below shows all outstanding share-based awards for each non-management director as at December 31, 2013. Non-management directors do not participate in our stock option plan.

Name	Number of DSUs That Have Not Vested (#) (1)	Market Value of DSUs That Have Not Vested ($)	Market Value of Vested DSUs Not Paid Out or Distributed ($) (2)
William T. Donovan	–	–	443,771
Brian J. Gibson	–	–	267,058
Allen R. Hagerman	–	–	1,021,315
Catherine J. Hughes	–	–	119,509
Stephen J.J. Letwin	–	–	862,076
Kevin O. Meyers	–	–	247,576
Patrick M. Murray	–	–	587,166
Robert L. Phillips	–	–	523,818

Notes:

(1)	DSUs vest immediately on the date of grant.
(2)	Calculated based on a value of $9.94, the closing price of the underlying Precision shares on the TSX on December 31, 2013.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all share-based awards for each non-management director during the year ended December 31, 2013.

Name	DSUs – Value Vested During the Year ($) (1)(2)
William T. Donovan	104,818
Brian J. Gibson	148,291
Allen R. Hagerman	217,192
Catherine J. Hughes	116,031
Stephen J.J. Letwin	150,404
Kevin O. Meyers	100,639
Patrick M. Murray	107,587
Robert L. Phillips	106,526

Notes:

(1)	Calculated based on the market value of the underlying Precision shares on the applicable vesting dates.
(2)	DSUs vest immediately on the date of grant.

46 Precision Drilling Corporation

Executive Compensation

Compensation Discussion and Analysis

1 – Overview

This section describes our executive compensation program for 2013, our performance, and the key decisions affecting executive pay for our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated officers (our named executives):

¡	Kevin A. Neveu, President and Chief Executive Officer (CEO)
¡	Robert J. McNally, Executive Vice President and Chief Financial Officer (CFO)
¡	Douglas J. Strong, President, Completion and Production Services
¡	Gene C. Stahl, President, Drilling Operations
¡	Niels Espeland, President, International Operations

This report was prepared by management, and reviewed and approved by the Human Resources and Compensation Committee (the committee).

2013 Performance Highlights

2013 was a year marked by stagnant drilling activity across the industry in the U.S. and softer drilling activity in Canada. Natural gas prices remained depressed for most of the year and many oil and natural gas customers focused on reducing operating costs with more tightly controlled budgets. Despite the moderate activity levels, equity valuations for most oilfield service companies increased in 2013 as optimism spread over higher customer budgets in 2014 and sources of long-term demand for	You can read more about our strategy and performance in our 2013 MD&A, available on our website (www.precisiondrilling.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

natural gas began to materialize as LNG export projects gained traction in both Canada and the U.S.

While we experienced increased drilling activity levels in the U.S. and internationally in the second half of 2013, our financial performance was hampered by a weaker Canadian market that was present for most of the year. This was particularly evident in the Canadian market for completion and production services, which resulted in lower activity and overall profitability in our Completion and Production Services segment.

Financial Performance

Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning, and depreciation and amortization (Adjusted EBITDA) declined in 2013 because of lower utilization and higher operating costs, partially offset by the higher average dayrates.

We maintained capital discipline in 2013 by increasing the quarterly dividend in November and maintaining a relatively flat capital expenditure plan throughout the year despite contracting multiple incremental new-build and upgraded rigs.

2014 Management Information Circular 47

Operational Performance

Despite our weaker financial results, we achieved near maximum results on the majority of our operational metrics in 2013. These accomplishments position Precision for improved financial performance in 2014:

¡	delivered seven new-build drilling rigs and have planned for another 11 new-build rig deliveries in 2014
¡	upgraded 19 existing rigs for customer contracts
¡	secured multiple new customer relationships with new-build drilling contracts
¡	increased our active international fleet from eight at the beginning of 2013 to 13 at the end of 2013 and generated 1,052 rig utilization days in the fourth quarter of 2013, a 43% increase over the same period in 2012
¡	added seven new coil tubing units and one new well service rig
¡	trained nearly 4,000 employees at our Houston and Red Deer Technical Centres
¡	began construction of our Nisku Technical Centre, which will consolidate certain operations and technical support centres and will offer a new employee training centre complete with a fully functioning training rig.

2013 Key Compensation Decisions

Since his appointment as CEO in 2007, Mr. Neveu has focused on building a strong future for Precision, developing a dynamic collaborative culture built on customer service and the safety and retention of our employees to deliver strong financial and operational performance.

Our strong operational results in 2013, combined with our work in identifying areas for improvement, position us to achieve stronger financial results in 2014.

Compensation decisions for our named executives reflect corporate and individual performance, as recommended by the committee, in consultation with its independent consultant, Mercer, and approved by the Board. Overall, 2013 compensation for the named executives decreased because of our weaker financial performance, demonstrating the link between pay and financial performance. Total compensation awarded to the CEO was $3,625,531, 7% lower than 2012. This compares to an average of $1,392,870 for the named executives, 3.4% lower than 2012.

Base Salaries

¡	There were no changes to base salaries for the named executives in March 2013, compared to an average increase of 3% for eligible employees across the company.

Short-Term Incentive

¡	Annual bonuses for 2013 declined as a result of lower financial performance against the financial metrics established at the beginning of the year.
¡	Funding of the corporate component was 55.26% out of a potential 150%, based on the committee’s assessment of corporate performance against pre-determined, company-wide financial and operational metrics in the 2013 STIP scorecard.
¡	Individual performance for the named executives ranged from 12.5% to 37.5% out of a potential 0% to 50%.

Long-Term Incentives

¡	A 2013 long-term incentive award was granted to the named executives, each consisting of 50% options and 50% performance share units (PSUs) (all considered at-risk compensation).
¡	No restricted share units (RSUs) were awarded to the named executives in 2013.
¡	The 2011 PSU award vested on December 31, 2013 and the award was paid out on March 11, 2014 based on a payout multiplier of 0.76 that was approved by the Board.

The following sections discuss our share performance and executive compensation program, our performance in 2013 and the compensation decisions for our named executives.

48 Precision Drilling Corporation

2 – Share Performance and Executive Compensation

The graph below shows our total shareholder return (TSR) over the last five years assuming $100 was invested in Precision common shares (then trust units) on December 31, 2008 and dividends (or distributions) were reinvested over the period. It compares our TSR to the total return of the S&P/TSX Composite Index (S&P/TSX), the S&P/NYSE Composite Index (S&P 500) and the Philadelphia Stock Exchange Oil Service Sector Index (OSX).

Market Environment

¡	Drilling activity gained significant momentum in 2008 spurred by high oil and natural gas prices that peaked and then retreated sharply with the global banking crisis, triggering lower demand for energy services.

¡	In 2009, we, like the oilfield services sector generally, experienced one of the sharpest downturns and lowest levels of activity for oilfield services in recent history. The downturn in the land drilling market bottomed in mid-2009 and began showing signs of improvement towards the end of the year. Our acquisition of Grey Wolf, Inc., which was agreed to prior to the global banking crisis and completed in late 2008, substantially increased our long-term debt and the interest rate on that debt. This, combined with the dilutive effect from the rights offering, created an adverse effect on investors’ perceived value of our shares.

¡	We converted from a trust to a corporate structure in 2010. Our strong performance in 2010 exceeded most of the financial and operational targets set at the beginning of the year, demonstrating an exceptional recovery from the severe global economic downturn and financial challenges of 2009.

¡	We delivered exceptional financial and strategic results in 2011, with all financial metrics significantly exceeding the expectations set at the beginning of the year. In 2011, we contracted 42 new-build drilling rigs in the U.S. and Canada and accomplished several key strategic initiatives, including significant development of our directional drilling business and finalizing long-term contracts for three drilling rigs in Saudi Arabia. Our financial and strategic successes, however, were largely overshadowed by broad market concerns about a slow economic recovery in the U.S., the European debt crisis and the general macro-economic environment.

2014 Management Information Circular 49

¡	In 2012, our operating market softened due to volatile oil prices, depressed natural gas prices and general economic uncertainty, leading to lower industry activity in Canada and the U.S. Despite the challenging environment, we completed several initiatives to position Precision for long-term growth and success. We manufactured and deployed 36 new-build drilling rigs, upgraded 11 existing drilling rigs, grew the international drilling fleet from two active rigs to eight, and increased directional drilling activity. We signed contracts for additional rig deployments in Kuwait, Mexico and the Kurdistan region of northern Iraq, and we invested in the Completion and Production Services segment by adding new service lines and increasing our penetration of the U.S. market. We continued to focus on capital discipline in our investments and maintained balance sheet flexibility with an increased revolving credit facility.

¡	In 2013, industry drilling activity was stagnant in the U.S. and softer in Canada as natural gas prices remained depressed for most of the year, and many oil and gas customers focused on reducing operating costs with more tightly controlled budgets. Within North America, demand for Tier 1 assets remained strong and drilling contractors that were able to deliver highly efficient drilling services began to distinguish themselves. Precision was successful in maintaining strong dayrates throughout the year, a benefit resulting from recent fleet investments. We delivered seven new-build drilling rigs in 2013 and prepared for delivery of another 11 new-build rigs in 2014, five of which will go to work for customers tied to foreign capital with LNG investments in Canada and two to be deployed to Kuwait in mid-2014.

We continued to invest in the quality of field personnel with training and development initiatives held at our Houston and Red Deer Technical Centres and start-up of construction of our Nisku Technical Centre. Our international activity increased with delivery of two upgraded rigs to the Kurdistan region of northern Iraq and two additional rigs to Mexico.

¡	On December 5, 2013, AIMCo sold its entire 19% equity position in Precision, resulting in a short-term decline in the trading price of our common shares that was not related to our performance.

Cost of Management Ratio

The table below compares our market capitalization and our net earnings to the total compensation cost for our named executives for the last three years.

50 Precision Drilling Corporation

Compensation Trend

Three of our named executives – Mr. Neveu, Mr. Stahl and Mr. Strong – have been employees for at least five years, while Mr. McNally was appointed CFO in July 2010 and Mr. Espeland was appointed President, International Operations in November 2011.

While total compensation for our named executives has generally moved in tandem with our TSR from 2009 to 2013, there is no direct correlation between TSR and total compensation awarded to our named executives because base salary and the short-term incentive plan are not based on share performance.

¡	In early 2009, in response to the significant decline in the trust’s unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined his earned 2008 short-term incentive award of $571,000 and Mr. Strong (CFO at the time) accepted a reduced award. In addition, we froze base salaries for the named executives.

¡	In late 2009 and early 2010, our unit price started to recover. To reflect the increased scope and responsibilities of some named executives and to enhance alignment with our compensation philosophy, we increased base salaries for certain executives, including the CEO who was significantly below the 25th percentile of our compensation peer group at the time.

¡	In early 2011, we approved a 2% salary increase for each named executive, except for Mr. Espeland, who joined Precision in November 2011. Our strong operational and financial performance and removal of the 2.5% cap on EBIT (earnings before interest and taxes) resulted in a significant increase in the 2011 short-term incentive awards compared to prior years, but long-term incentive awards remained relatively the same as 2010.

¡	In March 2012, the named executives (other than Mr. Espeland) received a 3% increase in base salary. The 2012 short-term incentive awards declined as a result of lower financial performance. Grant values of the 2012 long-term incentive awards were the same level as 2011, except for Mr. Neveu. His award increased 31%.

¡	There were no changes to base salaries for the named executives in March 2013. The 2013 short-term incentive awards were below target as a result of lower financial performance. Grant values of the 2013 long-term incentive awards were the same level as 2012, except for Mr. McNally. His award increased 14% (see page 66 for details).

¡	From 2011 to 2013, all long-term incentive awards granted to the named executives (excluding the RSU sign-on grant for Mr. Espeland) consisted of 50% options and 50% PSUs, and are at-risk compensation.

2014 Management Information Circular 51

Granted Versus Realizable Compensation

We set targets for total direct compensation at the median (50th percentile) for typical performance, and at the 75th percentile for exceptional corporate and individual performance.

The chart below shows the breakdown of the average compensation for the CEO and the other named executives with three full years of compensation data, comparing their target compensation to the compensation that was granted (as reported in the Summary Compensation Table on page 74) and realizable compensation. Realizable compensation reflects the value of any incentive awards that vested and/or were exercised and the value of unvested/unexercised awards during the measurement period. The chart shows that incentive compensation is variable or at-risk as the realizable value may be substantially different from the grant value, demonstrating the link to pay for performance.

Notes:

(1)	Includes the average of the base salary earned, target bonus and target long-term incentive values from 2011 to 2013.
(2)	Includes the average of the base salary earned, actual bonus received and long-term incentive using the grant date fair value from 2011 to 2013 as disclosed in the Summary Compensation Table on page 74.
(3)	Includes the average of the base salary earned, actual bonus received, the value of vested / exercised long-term incentive awards and the estimated current value of unvested / unexercised long-term incentive awards granted from 2011 to 2013
¡	vested / exercised stock options and PSUs are valued at time of vesting / exercise
¡	unvested / unexercised stock options and PSUs are valued using the December 31, 2013 share price of $9.94 (US$9.37), and a performance multiplier of 0.76 for 2011, 0.44 for 2012 and 1.0 for 2013
¡	PSUs include reinvested dividends
¡	average of the other named executives’ compensation only includes executives with at least three full years of compensation data (Mr. McNally, Mr. Stahl and Mr. Strong).

52 Precision Drilling Corporation

3 – Approach

Through Mr. Neveu’s strong leadership, we have developed a ‘pay for performance’ culture throughout Precision to align with shareholder interests.

Our ability to attract and retain high performing executives is a key part of ensuring our long term success. Our compensation program must be competitive, tie directly to our corporate performance, and be fair and reasonable in the eyes of regulators, shareholders and industry groups.

Our incentive plans are designed to motivate executives to deliver High Performance, High Value services to our customers, rewarding them for collaborating to achieve strong corporate and individual performance without subjecting us to excessive or unnecessary risk.

Our compensation program:

¡	supports the achievement of our short and long-term strategic objectives
¡	aligns the interests of our executives and shareholders by focusing on increasing shareholder value
¡	incorporates both corporate and individual objectives to support our core values, strategic objectives and collaborative culture
¡	creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable (at-risk) pay that is competitive with the market and ties potential future income to our share performance.

Our executives participate in the same compensation program as our other salaried employees. Executives, however, have a higher weighting on at-risk pay, which is performance-based and not guaranteed.

Benchmarking

We benchmark compensation levels to make sure we are competitive with the market, using a peer group of public companies that we compete with for executive talent.

We set targets for base salaries at or slightly below the median. The short-term incentive accounts for approximately 20% of total compensation and long-term incentives account for 50% to 60% depending on the position of the named executive. Targets for total direct compensation (base salary plus short and long-term incentives) are set at the median (50th percentile) for typical or median performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Total compensation for each executive is based on several factors, including individual performance, leadership, management skills, collaboration, experience, education, succession planning considerations, competitive pressures, and internal equity.

About the Compensation Peer Group

Working with Mercer, the committee and our human resources department review the results of compensation forecast surveys and benchmark our executive compensation program to the compensation peer group to make sure our compensation is fair and competitive, while maintaining internal equity.

The compensation peer group includes contract drilling, well servicing and offshore drilling companies as well as companies from the broader oilfield services industry that we compete with for talent, market share and customers. We also look at these companies to assess compensation trends and market practices.

Companies are selected based on a combination of eight factors that provide a reasonable indication of the complexity of each company:

¡ revenue	¡ market capitalization
¡ EBITDA	¡ enterprise value
¡ assets	¡ geographic footprint
¡ total employees	¡ complexity of service offerings.

2014 Management Information Circular 53

Our 2013 compensation peer group includes 14 companies, profiled below based on public information. Complete Production Services, Inc. was acquired by Superior Energy Services, Inc. and Flint Energy Services Inc. was acquired by URS Corporation, and were therefore removed from the group earlier in the year.

2013 Compensation Peer Group

(in millions of Cdn$ (1))
Period ending December 31, 2013					Market	Enterprise
	Revenue	EBITDA	Assets	Employees	Capitalization	Value
Company name	($) (2)	($) (2)	($) (3)	(#) (3)	($) (3)	($) (3)
Ensco PLC	4,892	2,360	19,120	9,000	13,754	18,352
Superior Energy Services, Inc.	4,801	1,177	8,036	14,500	4,372	5,989
Helmerich & Payne Inc.	3,489	1,435	6,452	10,333	9,241	8,993
Patterson-UTI Energy Inc.	2,791	962	4,693	7,300	3,762	4,266
Ensign Energy Services Inc.	2,092	492	3,071	8,276	2,556	3,110
Trican Well Service Ltd.	2,049	179	2,397	5,829	1,933	2,518
Key Energy Services Inc.	1,747	312	2,844	9,600	1,240	2,030
Rowan Companies PLC	1,586	605	7,930	3,119	4,524	5,554
Unit Corporation	1,364	472	3,874	2,309	2,610	3,274
Basic Energy Services Inc.	1,295	232	1,644	5,600	686	1,494
Pioneer Energy Services Corp.	978	247	1,380	3,750	515	1,048
Hercules Offshore Inc.	850	277	2,077	2,600	1,073	1,956
Trinidad Drilling Ltd.	831	238	1,541	2,845	1,191	1,743
Parker Drilling Co.	812	229	1,293	2,085	1,006	1,513
75th percentile	2,616	873	6,012	8,819	4,219	5,232
50th percentile	1,666	392	2,958	5,714	2,245	2,814
25th percentile	1,057	240	1,752	2,914	1,102	1,796
Average	2,113	658	4,739	6,225	3,462	4,417
Precision Drilling Corporation	2,029	638	4,579	8,518	2,902	3,920

Notes:

(1)	All U.S. dollar values were converted to Canadian dollars based on the average 2013 exchange rate of $1.0299 Cdn$/US$.

(2)	Represents trailing 12-month revenue and EBITDA for the period ending December 31, 2013.

(3)	These figures are as at December 31, 2013.

The committee reviews the compensation peer group every year (or more frequently in light of acquisitions or other industry developments) to make sure the group is appropriate for compensation planning purposes. The committee looks specifically at our comparable size based on the six factors in the above table with assistance from Mercer. Mercer also reviews company proxy materials, and if compensation data for equivalent executive positions is not publicly available, they gather third party compensation surveys and relevant data from other companies in the energy sector that are similar to us by size of revenue.

54 Precision Drilling Corporation

We also use a peer group to assess our relative TSR performance under our PSU plan, but this group is somewhat different because it consists of companies we compete with for investors. The committee and Mercer review the composition of the performance peer group at the beginning of each year to make sure it is still appropriate (see page 60 for details).

New in 2014
We refined our 2014 compensation peer group to make it more relevant based on the market (see 2014 Program Changes on page 64 for details).

Our Decision-Making Process

The CEO participates in the compensation planning process by recommending to the committee specific performance targets for executive officers and himself at the beginning of each year.

At the end of the year, the CEO prepares a self-assessment of his performance against his individual objectives and the business targets that the committee and the Board approved at the beginning of the year. The committee reviews the self-assessment and compares it to its own assessment of the CEO’s leadership, execution of our short and long-term business plans, and performance against the CEO position description. The committee also consults with Mercer to review the positioning of the CEO’s compensation against the compensation peer group.

The committee then recommends the CEO’s compensation

to the Board for its review and approval.

Each executive also completes a self-assessment of their performance against their individual objectives and business targets established and approved at the beginning of the year. The CEO reviews each self-assessment and evaluates the executive’s leadership in advancing our short and long-term strategic plans. The Senior Vice President, Corporate Services assists the CEO in developing the recommendations and supporting materials for the committee’s review and discussions.

The committee is also responsible for overseeing compensation risk and mitigating risk as much as possible.

In 2013, Mercer reviewed each of our compensation plans individually and holistically to assess any risks inherent in the design or application based on the framework it developed in 2011. Mercer did not identify any material risks in our compensation policies and practices, consistent with its assessment in 2011.

The committee brings forward all compensation recommendations for the named executives and other senior executives to the Board for review. The Board approves all compensation decisions for our senior executive team.

New in 2013

We adopted a clawback policy in 2013 that allows us to recoup incentive compensation paid to Vice Presidents and above, both past and present, where there was a significant error in our financial statements or an error in calculating executive compensation during the periods in which they served. The policy supports our approach to corporate governance and is an important component of our risk management and compliance program (see also Clawback Policy on page 31).

2014 Management Information Circular 55

Share Ownership

We have share ownership guidelines to align the interests of our executives and shareholders. The CEO is required to hold five times his annual base salary (increased by the Board from three times in July 2012 to align better align with common practice). The guidelines apply to senior executives who are insiders and file reports with the System for Electronic Disclosure by Insiders (SEDI). They are expected to meet the ownership guidelines by February 2015 or within five years from the date they assumed their position (whichever is later).

We calculate share ownership based on the actual purchase cost or the current market value of our common shares (whichever is higher). We do not count RSUs, PSUs or options toward meeting the guidelines.

The table below shows the targets and share ownership for each named executive as at April 7, 2014.

Named Executive	Share Ownership Target (as a multiple of base salary)	Actual Number of Shares Owned (#)	Value of Shares Owned ($) (1)	Meets Guideline
Kevin A. Neveu	five times	393,756	5,051,889	yes
President and CEO
Robert J. McNally	two times	65,333	838,222	yes
Executive Vice President and CFO
Douglas J. Strong	two times	82,000	1,052,060	yes
President, Completion and
Production Services
Gene C. Stahl	two times	53,729	689,343	yes
President, Drilling Operations
Niels Espeland	two times	–	–	has until 2016
President, International Operations

Note:

(1)	Based on a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

The CEO is not required to hold his shares after he retires. The committee reviewed this practice with Mercer and was advised that the requirement for executives to hold shares after retirement is not typical in our peer group.

56 Precision Drilling Corporation

4 – Components

Total direct compensation includes a mix of fixed and variable, at-risk pay:

Element	Form of Award	Performance Period	Payout
Base salary	Cash	One year	Fixed amount
Short-term incentive	Cash	One year	At-risk
Variable based on corporate and individual performance
Long-term incentives	Performance share units (PSUs)	Three year cliff vest	At-risk
Amount depends on our TSR against our performance peer group
Settled in cash
	Stock options	Seven years (one-third vests each year over three years)	At-risk
Value depends on the appreciation in our share price relative to the strike price
Dilutive plan
	Restricted share units (RSUs)	Three years (one-third vests each year)	Partially at-risk Amount depends on share price

Settled in cash
Senior executives are only eligible in certain circumstances (see page 59)

Base Salary

Base salary is fixed pay for performing day-to-day responsibilities. It reflects experience, education, time in the role, performance, internal equity, and market competitiveness based on the compensation peer group.

Short-Term Incentive Plan

The short-term incentive plan (STIP) is designed to reward annual corporate and individual performance and is based on market competitiveness calculated using the formula set out below:

Base salary earned ($)		STIP target (%)		STIP performance score (0 to 200% of target)			=	STIP award ($)
	x		x	Corporate performance (0 to 150%)	+	Individual performance (0 to 50%)

Each participant can earn an annual cash bonus that is tied to a specific target opportunity (STIP target) based on their role and level and is expressed as a percentage of base salary. Corporate performance at target accounts for 75% and individual performance at target accounts for 25%.

The maximum annual bonus potential is capped at 200% of the STIP target and is only achieved if both corporate and individual performance are exceptional.

Awards are based on an assessment of corporate and individual performance measures against company-wide financial and operational metrics.

The committee can use discretion to increase or decrease the STIP awards in light of our actual performance for the year and any extenuating circumstances.

2014 Management Information Circular 57

Measuring Corporate Performance

The committee sets financial and operational metrics at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each metric has a weighting and threshold, target and maximum (stretch) objective defined as follows:

Threshold	Minimum level of performance to be eligible for an incentive payout
Target	Target level of performance
Maximum	Level of performance at which incentive payout is capped

At the end of the year, the committee assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 150% of the STIP target.

In 2013, we used two financial metrics and four operational metrics to measure corporate performance. The financial metrics are strong indicators of our financial performance. Our operational metrics highlight core strategic areas of focus that are critical to achieving our High Performance, High Value strategy. In 2013, we decreased the weighting for mechanical downtime and added an operational metric for strategic initiatives to increase awareness of our strategic growth initiatives and to drive performance. We do not disclose the specific details of our operational metrics because it would give our competitors an unfair advantage when competing for business.

Corporate	Weighting
Financial Metrics
Operating earnings (EBIT)	0-45%
measures our profitability and generally calculated as earnings before interest and taxes
Return on capital employed	0-45%
measures the amount of operating earnings relative to our capital structure
Operational Metrics
Safety performance	0-30%
key to our operations and ensures we maintain focus on keeping employees safe
Strategic initiatives	0-5%
measures pre-determined strategic initiatives for a particular performance year
Mechanical downtime	0-10%
low unplanned mechanical downtime lowers costs and increases revenue
Employee retention	0-15%
a key factor to support future growth and provide High Performance, High Value customer service
Corporate Component	0-150%

New in 2014
We adjusted the weightings in our 2014 STIP scorecard to recognize industry trends, drive performance and reinforce our ability to pay philosophy (see 2014 Program Changes on page 64 for details).

58 Precision Drilling Corporation

Measuring Individual Performance

Individual performance is based on how well each participant performs their day-to-day duties and achieves objectives set with their leader at the beginning of the year. Our performance management system uses a five-point rating scale to determine the individual component, which ranges from zero to 50% of the STIP target.

Rating Scale	Performance Score
Exceptional performance	50%
Strong performance	37.5%
Solid performance	25%	(target)
Striving performance	12.5%
Improved performance required	0%
Individual component	0-50%

The committee believes the percentage allocation between corporate and individual is appropriate because it emphasizes company-wide performance and promotes a team approach and collaborative culture, while also aligning and recognizing individual performance. This supports our pay for performance philosophy.

New in 2014
We reduced the weighting of individual performance in our 2014 STIP scorecard to strengthen our focus on corporate performance and reinforce our ability to pay philosophy.

Long-Term Incentive Plans

We offer three long-term incentives (typically offered by large issuers within our industry), each with different vesting and eligibility criteria and all designed to:

¡	align the interests of participants with those of our shareholders
¡	reward participants for achieving growth in shareholder value
¡	retain participants in a competitive and highly cyclical environment.

We determine the value of long-term incentive awards for each position based on comparable positions in our compensation peer group, as well as internal equity and overall market competitiveness. Long-term incentive grants previously awarded to employees are not considered when new grants are determined.

Generally, the more senior the position, the greater the weighting we place on these long-term incentives. For 2013, the total value of the award was split 50% PSUs and 50% options for senior executives, which allows us to tie incentive payouts to mid and long-term horizons that measure both relative and absolute performance.

If required, we grant RSUs to new senior executive hires to compensate them for deferred compensation they forfeited with a former employer (see Payout of RSU Awards on page 68 for details).

New in 2014

Beginning in 2014, the award for senior executives will be allocated 60% PSUs and 40% options to put a higher weighting on performance-based compensation and to align more closely with our pay for performance philosophy and industry practices.

2014 Management Information Circular 59

Performance Share Units

Form of Award	Notional share-based awards (plan is non-dilutive)
Who Participates	Senior executives, including the CEO and CFO, and key corporate and operational employees
Non-management directors do not participate in the plan
Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value
Vesting	Cliff vest at the end of three years, units earn dividend equivalents quarterly at the same rate as dividends paid on our common shares Expire after seven years
Payout	Settled in cash based on the formula below
Forfeiture	PSUs are forfeited if the executive resigns or is terminated for cause
Assignment	Cannot be assigned

Number of PSUs granted to participant	x	Payout multiplier Based on TSR relative to our performance peer group at the end of the performance period	x	5-day weighted average price of Precision common shares for the five trading days prior to the vesting date on the TSX for Canadian units, or the NYSE for U.S. units	=	Final PSU payout ($)

Payout Multiplier

The committee’s compensation consultant (Mercer) calculates our relative performance based on our TSR ranking against the performance peer group at the end of the three year period. The committee reviews the ranking and determines the multiplier (which ranges from zero to two) based on our TSR ranking and other relevant factors. TSR is adjusted to reflect dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges. The committee recommends the multiplier to the Board for final approval.

TSR Ranking	Multiplier
75% or higher	2 times payout
50% (median)	1 times payout
35% ranking	0.4 times payout
Ranking below 35%	zero payout

Performance Peer Group

The committee establishes the performance peer group at the beginning of each year with assistance from Mercer. The table below shows the performance peer group for 2013, which consists of companies with business operations similar to Precision (i.e., land-based drilling and well servicing) that we compete with for investors. This group is slightly different from the compensation peer group, which includes similar size companies that we compete with for executive talent.

Basic Energy Services Inc.	Parker Drilling Co.	Trican Well Service Ltd.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trinidad Energy Services Ltd.
Helmerich & Payne Inc.	Pioneer Drilling Co.	Unit Corporation
Key Energy Services, Inc.	Savanna Energy Services Corp.
Nabors Industries Ltd.	Superior Energy Services, Inc.

60 Precision Drilling Corporation

New in 2013
The committee reviewed the 2013 PSU plan and determined it was appropriate to match the three-year TSR performance period with the vesting period of February 1, 2013 to January 31, 2016. This aligns more closely with our annual grant cycle of incentive awards, which typically takes place in early February.

Participants in the PSU plan began receiving dividend equivalents at the end of 2012 at the same rate as dividends paid on our common shares. Participants received dividend equivalents of $0.05 per unit in March, May and August 2013 and $0.06 per unit in November 2013, consistent with the dividends declared by the Board. Dividend equivalents are reinvested as additional units.

New in 2014
The committee has adjusted the 2014 performance peer group based on Mercer’s review and analysis of the market and review by management (see 2014 Program Changes on page 64 for details).

Stock Options

Form of Award

Option to buy Precision common shares at a price that is at least the fair market value on the grant date Fair market value (strike price) is the weighted average trading price of a Precision common share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date Plan is dilutive

Who Participates	Senior executives, including the CEO and CFO
Purpose

Granted annually to retain, motivate and reward participants with an incentive to enhance shareholder value by tying long term compensation directly to increases in the market value of our common shares

Vesting	One-third vest each year beginning on the first anniversary of the grant date
Expire after seven years
Payout	Based on when the options are exercised
Options only have value if the price of Precision shares increases above the strike price
Forfeiture	See Termination and Change of Control on page 80 for details
Assignment	Options or any other benefits cannot be assigned or transferred, other than as permitted by law

Every February, the committee makes recommendations to the Board about the granting of stock options to all eligible participants, including the named executives, for its review and approval.

The committee does not take into consideration previous stock option grants when recommending new stock option awards to the Board, except to consider the total limit on stock option grants and the individual limits, as the committee administers the stock option plan. Stock options may be granted to new eligible participants outside the timing of the annual grants, and these situations are generally reviewed and approved quarterly.

If the holder cannot exercise their stock options within three business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it.

If there is a change of control and Precision shares are converted into or exchanged for securities of another entity, any outstanding stock options will be replaced for stock options in the continuing entity on substantially the same terms and conditions (see Termination and Change of Control on page 80 for more information about the treatment of the options if a named executive’s employment is terminated with or without a change of control).

2014 Management Information Circular 61

Amending the Plan

The Board can amend or terminate the plan at any time without shareholder approval, except for the following changes:

¡	increase the number of Precision shares reserved for issue under the stock option plan
¡	reduce the exercise price of a stock option
¡	extend the term of a stock option
¡	increase any limit in our stock option plan on grants to insiders
¡	add any form of financial assistance by Precision for the exercise of options
¡	change the amending provisions of the stock option plan
¡	grant the Board additional powers to amend the plan or any option without shareholder approval.

Any changes, however, will not affect any rights that option holders have already accrued.

Unitholders approved the stock option plan in 2009 and the plan was amended on June 1, 2010 to reflect our conversion from a trust to a corporate structure.

At our 2013 annual and special meeting, shareholders approved an increase in the number of Precision shares available for issue under our stock option plan. You can read the specific details of the increase on page 23 of our 2013 management information circular (available at www.precisiondrilling.com or www.sedar.com), or see Equity Incentive Plan Information on page 78 of this circular for more information about our stock option plan.

Restricted Share Units

Form of Award	Notional share-based awards, plan is non-dilutive
Who Participates	Vice Presidents and below
New senior executive hires, if required
Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value
Vesting	One-third vest each year over three years, units earn dividend equivalents quarterly at the same rate as dividends paid on our common shares
Payout	Redeemed for cash based on the weighted average price of Precision common shares for the five trading days prior to the vesting date on the TSX for Canadian units or the NYSE for U.S. units.
Forfeiture	RSUs are forfeited if the executive resigns or is terminated for cause
Assignment	Cannot be assigned

New in 2013
RSUs vest in three tranches beginning on the following January 31, instead of December 31 of the previous year. This aligns more closely with our annual grant cycle of incentive awards, which typically takes place in early February. RSU awards have not been granted to the named executives since 2010, other than the sign-on grant to Mr. Espeland in 2011.
Similar to the PSU plan, participants in the RSU plan also began receiving dividend equivalents at the end of 2012 as described above.

62 Precision Drilling Corporation

Retirement Benefits

The named executives participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

¡	a defined contribution pension plan where we match the participant’s contributions up to 5% of their base salary
¡	a group registered retirement savings plan
¡	a tax-free savings account.

Our U.S. program includes a 401(k) plan where we match the participant’s contributions up to 5% of their base salary plus STIP award. This plan is not considered a pension plan under Canadian proxy disclosure rules.

Mr. Espeland and eligible international employees receive a 5% savings premium based on their annual base salary and mobility premium.

New in 2013 Our contribution rates for the 401(k) plan and international savings premium increased from 4.5% to 5% on January 1, 2013.

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our domestic and international benefits programs offer competitive comprehensive coverage and cost sharing, and the named executives participate in the same program as our other employees. The program consists of:

¡	basic, optional and dependent life insurance
¡	basic, optional, accidental death and dismemberment insurance
¡	extended health, vision and dental care
¡	short and long-term disability insurance
¡	employee assistance plan
¡	out-of-country emergency medical plan.

The named executives also receive supplementary accidental death and dismemberment insurance benefits.

New in 2014

We are introducing an Employee Share Purchase Plan in April 2014 to encourage employees to become Precision shareholders and to attract and retain people. The plan is open to Canadian and U.S. employees who have completed one full year of employment. Participants contribute up to 10% of their regular base salary through payroll deduction, and we make matching contributions of 20%. No vesting conditions apply.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each named executive receives a company vehicle (including operating costs) or car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 74 for more information.

2014 Management Information Circular 63

5 – 2014 Program Changes

Compensation Peer Group

We adjusted the 2014 compensation peer group to make it more relevant based on the market.

We added some direct peers and removed smaller companies that we do not consider target sources for recruiting executive talent. The new 2014 compensation peer group consists of 16 Canadian and U.S. oilfield services companies, and retains nine of the 14 companies in our 2013 compensation peer group.

2014 Compensation Peer Group

(in millions of Cdn$ (1))

Period ending December 31, 2013 Company Name	Revenue ($) (2)	EBITDA ($) (2)	Assets ($) (3)	Employees (#) (3)	Market Capitalization ($) (3)	Enterprise Value ($) (3)
Nabors Industries Ltd.(4)	6,323	1,681	13,034	24,500	5,164	8,898
Ensco PLC	4,892	2,360	19,120	9,000	13,754	18,352
Superior Energy Services, Inc.	4,801	1,177	8,036	14,500	4,372	5,989
Helmerich & Payne Inc.	3,489	1,435	6,452	10,333	9,241	8,993
Oil States Intl Inc.(4)	3,231	835	4,573	8,716	5,776	6,016
Patterson-UTI Energy Inc.	2,791	962	4,693	7,300	3,762	4,266
Ensign Energy Services Inc.	2,092	492	3,071	8,276	2,556	3,110
Trican Well Service Ltd.	2,049	179	2,397	5,829	1,933	2,518
RPC Inc.(4)	1,900	537	1,408	3,600	4,027	4,056
Shawcor Ltd.(4)	1,886	446	1,928	5,846	2,547	2,852
Key Energy Services Inc.	1,747	312	2,844	9,600	1,240	2,030
Rowan Companies PLC	1,586	605	7,930	3,119	4,524	5,554
Forum Energy Tech Inc.(4)	1,505	262	1,950	3,400	2,597	3,214
Tidewater Inc.(4)	1,380	388	4,293	7,900	3,026	4,469
Atwood Oceanics (4)	1,095	564	3,767	1,830	3,522	4,740
Trinidad Drilling Ltd.	831	238	1,541	2,845	1,191	1,743
75th percentile	3,296	1,016	6,822	9,150	4,684	5,995
50th percentile	1,974	551	4,030	7,600	3,642	4,367
25th percentile	1,566	369	2,285	3,550	2,554	3,045
Average	2,600	780	5,440	7,912	4,327	5,425
Precision Drilling Corporation	2,029	638	4,579	8,518	2,902	3,920

Notes:

(1)	All U.S. dollar values were converted to Canadian dollars based on the average 2013 exchange rate of $1.0299 Cdn$/US$.

(2)	Represents trailing 12-month revenue and EBITDA for the period ending December 31, 2013.

(3)	These figures are as at December 31, 2013.

(4)	These companies are new additions to the group (replacing Unit Corporation, Pioneer Energy Services Corp., Parker Drilling Co., Basic Energy Services, Inc. and Hercules Offshore Inc.).

64 Precision Drilling Corporation

STIP

We adjusted the weightings in the 2014 STIP scorecard to recognize industry trends, drive performance of strategic initiatives and re-enforce our pay for performance philosophy. The changes achieve a more effective balance between the financial, operational and individual metrics supporting our overall strategic plan.

Long-Term Incentives

Beginning in 2014, long-term incentive awards for senior executives will be allocated 60% PSUs and 40% options. This change places a higher weighting on performance-based compensation, which aligns with our pay for performance philosophy and industry practices.

PSU Performance Peer Group

With Mercer’s assistance, the committee reviewed the PSU performance peer group in early 2014 to verify that the group was still relevant and appropriate.

Mercer followed three principles in its review of the performance peer group so that the new group consists of:

¡	organizations with similar business operations (i.e., land-based drilling services and completion and production services)
¡	peers from the compensation peer group so that pay is directionally aligned with company performance
¡	companies that we regularly compete with for investors.

The 2014 PSU performance peer group consists of 14 companies. Calfrac Well Services Ltd. and RPC Inc. were added because these oilfield service providers are similar in size and geographic mix and also offer completion and production services. Unit Corporation was removed because it is a very diversified company that has upstream and midstream operations.

Basic Energy Services Inc.	Nabors Industries Ltd.	Savanna Energy Services Corp.
Calfrac Well Services Ltd.	Parker Drilling Co.	Superior Energy Services, Inc.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trican Well Service Ltd.
Helmerich & Payne Inc.	Pioneer Energy Services Corp.	Trinidad Drilling Ltd.
Key Energy Services, Inc.	RPC Inc.

Mercer also conducted back-testing of our TSR performance from 2010 to 2013 relative to the new peer group and our current performance peer group to make sure the recommended changes were appropriate.

2014 Management Information Circular 65

6 – Executive Compensation Decisions in 2014

Base Salary

There were no changes to base salaries for the five named executives in March 2013, compared to a 3% increase in March 2012.

In March 2014, base salaries were increased 3% for the named executives, aligning with an average of 3% for eligible employees across the company. The only exceptions were adjustments for Mr. Neveu and Mr. McNally. Mr. Neveu and Mr. McNally received a 10% and 14% increase in base salary, respectively, to improve their competitive positioning versus the 2014 peer group.

Base salaries for Mr. McNally, Mr. Stahl and Mr. Espeland are paid in U.S. dollars.

Named Executive	2013 Base Salary	% Change From 2012	2014 Base Salary	% Change From 2013
Kevin A. Neveu President and CEO	$656,625	0%	$725,000	10%
Robert J. McNally Executive Vice President and CFO	US$367,710	0%	US$420,000	14%
Douglas J. Strong President, Completion and Production Services	$341,445	0%	$351,695	3%
Gene C. Stahl President, Drilling Operations	US$367,710	0%	US$378,750	3%
Niels Espeland President, International Operations	US$340,000	0%	US$350,200	3%

2013 STIP Award

Corporate Performance

Despite achieving near maximum results on all of our operational metrics in 2013, our financial results were weaker than anticipated. Operating earnings were $306 million, 18% lower than 2012, while return on capital employed was 7.5%, considerably lower than 2012. Our weaker financial performance was primarily the result of lower demand for oil and natural gas services from our customer base in North America.

We continue to demand a high level of operational performance from our people. We set meaningful goals and regularly measure these goals against key performance indicators for field operations, employee safety and human capital management. We exceeded nearly all of our operational metrics for 2013, a result of solid execution on our operational goals. This resulted in a corporate component of 55.26%, out of a possible 150%.

66 Precision Drilling Corporation

	2013 Objectives			2013 Results
Financial Metrics	Threshold	Target	Maximum	Performance	Range of STIP Target	Payout
Operating earnings (EBIT) (1)	$362,400,000	$453,000,000	$634,200,000	$305,674,000	0 – 45%	0%
Return on capital employed (2)	9.0%	13.0%	17.0%	7.5%	0 – 45%	0%
Operational Metrics
Safety performance	Operational metrics directly measure performance in four areas of strategic focus that are critical to achieving our High Performance, High Value strategy. Stretch objectives are set to drive exceptional performance. We do not disclose the objectives for these metrics for competitive reasons.				0 – 30%	55.26%
Strategic initiatives					0 – 5%
Mechanical downtime					0 – 10%
Employee retention					0 – 15%
Corporate Component					0-150%	55.26%

Notes:

(1)	EBIT is earnings before interest and taxes, and is derived from information reported in our 2013 Consolidated Statements of Earnings.

(2)	Return on capital employed is calculated as EBIT divided by the average total assets less average non-interest bearing current liabilities for the period.

Individual Performance

At the end of the year, the committee reviews the CEO’s self-evaluation and his assessment of the each executive’s self-evaluation and recommended performance ratings. The committee recommends the final performance ratings for the CEO and executive officers to the Board for approval (see Our Decision-Making Process on page 55 for more details).

Combined Corporate and Individual Performance

In February 2014, on the recommendation of the committee, the Board approved the corporate component of 55.26% and the individual performance ratings for each executive officer. The table below shows the 2013 STIP award for each named executive compared to 2012. STIP awards are based on a percentage of earned base salary and therefore reflect any salary adjustments made during the year. The 2013 award was paid on March 11, 2014.

	Base Salary Earned in 2013	STIP Target	Corporate Component (55.26%)	Individual Performance Rating	Individual Component	2013 STIP Award		2012 STIP Award
Named Executive	In Local Currency ($)	(%)	In Local Currency ($)	(%)	In Local Currency ($)	In Local Currency ($)	Converted to Cdn$	Converted to Cdn$	% Change From 2012
Kevin A. Neveu President and CEO	656,625	100%	362,851	37.5%	246,234	609,085	609,085	693,913	-12%
Robert J. McNally (1) Executive Vice President and CFO	367,710	75%	152,397	37.5%	103,418	255,816	263,465	291,491	-10%
Douglas J. Strong President, Completion and Production Services	341,445	75%	141,512	12.5%	32,010	173,522	173,522	270,626	-36%
Gene C. Stahl (1) President, Drilling Operations	367,710	75%	152,397	37.5%	103,418	255,816	263,465	291,491	-10%
Niels Espeland (1) President, International Operations	340,000	75%	140,913	25%	63,750	204,663	210,782	207,104	2%

Note:

(1)	Mr. McNally and Mr. Stahl are based in the U.S. and Mr. Espeland is based in Dubai, United Arab Emirates, and they all receive their STIP award in U.S. dollars. The STIP awards were converted using the average exchange rate of 1.0299 for 2013 and 0.9996 for 2012.

2014 Management Information Circular 67

Payout of 2011 PSU Awards

The 2011 PSU award vested on December 31, 2013, based on our relative share performance for the three-year performance period from January 1, 2011 to December 31, 2013 according to the terms of the plan. The award was granted in February 2011 as part of the normal annual grant of long-term incentive awards. The committee removed the return on capital threshold for the 2011 PSU award at the time of the grant because our STIP already included this measure. Mercer advised that it was uncommon for a PSU plan to have this type of reducing factor when it is designed to measure relative TSR performance.

We assessed relative performance by measuring our TSR against the 2011 performance peer group, which includes land-based drilling and well servicing companies that we compete with for investors:

Basic Energy Services Inc.	Parker Drilling Co.	Superior Energy Services, Inc.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Trican Well Service Ltd.
Helmerich & Payne Inc.	Pioneer Drilling Co.	Trinidad Energy Services Ltd.
Key Energy Services, Inc.	Savanna Energy Services	Unit Corporation
Nabors Industries Ltd.

The committee determined and the Board approved a 0.76 multiplier based on our performance (as measured by appreciation in our share price) over the three-year period.

The 2011 PSU payout was based on a weighted average price of Precision common shares for the five trading days prior to December 31, 2013 on the TSX of $9.71 for Canadian units or on the NYSE of US$9.22 for U.S. units.

The table below shows the number of PSUs granted in 2011 and payout values of the vested units paid to each named executive, and the percentage of the grant value actually realized, highlighting the link to pay for performance. Mr. Espeland was appointed President, International Operations on November 1, 2011 and therefore did not receive a 2011 grant.

Named Executive	PSUs Granted in 2011 (#)(1)	2011 PSU Payout ($)(2)	Realized Value (%)
Kevin A. Neveu President and CEO	92,903	685,586	-27%
Robert J. McNally Executive Vice President and CFO	34,061	253,853	-32%
Douglas J. Strong President, Completion and Production Services	34,054	251,306	-27%
Gene C. Stahl President, Drilling Operations	34,061	253,853	-32%
Niels Espeland President, International Operations	–	–	–

Notes:

(1)	2011 PSUs were adjusted by the dividend paid on December 28, 2012, March 15, 2013, May 15, 2013, August 15, 2013 and November 15, 2013 at the same rate as dividends paid on our common shares.

(2)	2011 PSU payouts for Mr. McNally and Mr. Stahl were converted to Canadian dollars using the December 31, 2013 noon exchange rate of 1.0636.

Payout of RSU Awards

The Board, on the recommendation of the committee, also approved the payout of the final one-third tranche of RSUs granted to Mr. McNally and the second one-third tranche of RSUs granted to Mr. Espeland. These one-time, sign-on grants were to compensate them for deferred compensation they each forfeited with a former employer.

The table below shows the payout of the vested RSUs. No further RSUs have been granted to any of the named executives.

68 Precision Drilling Corporation

Named Executive	Sign-on RSUs (#)	RSU Payout ($)
Robert J. McNally (1) Executive Vice President and CFO	67,895	646,260
Niels Espeland (2) President, International Operations	45,585	503,522

Notes:

(1)	Mr. McNally was granted 200,000 RSUs in 2010. The final one-third tranche of 67,895 RSUs vested on July 19, 2013, and was paid out at US$9.18 for a total value of $646,260 (US$623,622). His payment was adjusted for the dividends paid on December 28, 2012, March 15, 2013 and May 15, 2013 at the same rate as dividends paid on our common shares.

(2)	Mr. Espeland was appointed President, International Operations on November 1, 2011 and was granted 133,668 RSUs in 2011. The second one-third tranche of 45,585 RSUs vested on November 1, 2013, and was paid out at US$10.58 for a total value of $503,522 (US$482,162). His payment was adjusted for the dividends paid on December 28, 2012, March 15, 2013, May 15, 2013 and August 15, 2013 at the same rate as dividends paid on our common shares.

2014 Long-Term Incentive Awards

The table below shows the long-term incentive awards granted to the named executives in February 2014 compared to the two previous years. The committee approved a minor increase in long-term incentive awards, in the form of PSUs, to all NEOs for 2014. Mr. Neveu and Mr. McNally received a slightly larger increase to improve their competitive positioning versus the 2014 peer group.

Named Executive	Grant Date	Grant Price ($)	RSUs (# / $)(1)	PSUs (# / $)(1)	Options (# / $)(2)	Total ($)
Kevin A. Neveu	Feb. 12, 2014	10.15	– /–	175,215 / 1,778,432	320,800 / 1,038,702	2,817,135
President and CEO	Feb. 13, 2013	9.02	– /–	124,300 / 1,121,455	373,000 / 1,120,634	2,242,089
	Feb. 8, 2012	10.67	– /–	115,900 / 1,236,653	260,900 / 1,236,009	2,472,662
Robert J. McNally	Feb. 12, 2014	9.18	– /–	75,750 / 764,603(3)	131,600 / 452,964(3)	1,217,567(3)
Executive Vice President and CFO	Feb. 13, 2013	8.99	– /–	45,900 / 413,582(3)	137,900 / 444,833(3)	858,415(3)
	Feb. 8, 2012	10.74	– /–	35,300 / 377,985(3)	79,500 / 372,856(3)	750,841(3)
Douglas J. Strong	Feb. 12, 2014	10.15	– /–	50,160 / 509,124	88,100 / 285,255	794,379
President, Completion and Production Services	Feb. 13, 2013	9.02	– /–	37,800 / 341,038	113,600 / 341,298	682,336
	Feb. 8, 2012	10.67	– /–	35,300 / 376,651	79,500 / 376,630	753,281
Gene C. Stahl	Feb. 12, 2014	9.18	– /–	55,550 / 560,709(3)	92,100 / 317,006(3)	877,715(3)
President, Drilling Operations	Feb. 13, 2013	8.99	– /–	37,800 / 340,597(3)	113,600 / 366,447(3)	707,044(3)
	Feb. 8, 2012	10.74	– /–	35,300 / 377,985(3)	79,500 / 372,856(3)	750,841(3)
Niels Espeland	Feb. 12, 2014	9.18	– /–	47,100 / 475,417(3)	92,100 / 317,006(3)	792,423(3)
President, International Operations	Feb. 13, 2013	8.99	– /–	37,800 / 340,597(3)	113,600 / 366,447(3)	707,044(3)
	Feb. 8, 2012	10.74	– /–	35,300 / 377,985(3)	79,500 / 372,856(3)	750,841(3)

Notes:

(1)	RSUs and PSUs are valued on the grant date using the weighted average price of Precision common shares for the five previous trading days on the TSX for Canadian units and on the NYSE for U.S. units.

(2)	Options are valued on the grant date using the Black-Scholes option pricing model. See the notes to the Summary Compensation Table on page 74 for details about the assumptions used.

(3)	These amounts were converted to Canadian dollars using the following exchange rates on the grant date:
¡	1.0993 (February 12, 2014)
¡	1.0020 (February 13, 2013)
¡	0.9970 (February 8, 2012).

No RSUs were awarded to the named executives in 2012, 2013 or 2014, other than the sign-on grant for Mr. Espeland in 2011.

2014 Management Information Circular 69

7 – CEO Compensation

Kevin A. Neveu, President and CEO

53 years old | Joined Precision in August 2007 | Based in Calgary, Alberta

The following summarizes Mr. Neveu’s accomplishments in 2013 and gives more context to our overall performance for the year.

Contribution and Accomplishments

Since joining Precision in 2007, Mr. Neveu has strengthened our High Performance, High Value market position, transforming our drilling fleet through new-build rigs and upgraded drilling rigs, diversifying the revenue base by expanding into the U.S. and international markets and making meaningful investments in training, safety and employee development with internal promotion and retention statistics at the top of the industry. Mr. Neveu has also led our effort to improve our financial position and liquidity since 2009. During his tenure as CEO, revenue has approximately doubled and Adjusted EBITDA is up 46%.

Safety

Mr. Neveu continues to lead the corporate safety culture and process review. His leadership and active involvement in reinforcing our safety beliefs and Target Zero values helped us again deliver our best safety performance ever. In 2013, Mr. Neveu participated in eight days of field safety stand downs with all business groups across Canada and the U.S. In 2013, 4,742 employees participated in the Safety Stand Down Campaign representing 336 drilling and well service rigs.

Strategic Growth

Mr. Neveu led several strategic growth initiatives in 2013 that position us for increased revenue and profitability in the future.

Mr. Neveu oversaw the delivery of seven Super Series drilling rigs and 19 upgraded drilling rigs to customers in 2013.

He has overseen a transformation of Precision’s geographic footprint and we now have an established presence in every major unconventional resource play in North America.

Mr. Neveu’s focus on fleet enhancements, geographic footprint and service quality has generated significant customer breadth and depth among the most active exploration and production companies in North America. Over the past three years, Precision has worked for the 20 most active exploration and production companies in Canada and eight of the top 10 most active companies in the U.S. His relationship success with larger capitalized customers has positioned Precision to actively participate in the potential development of British Columbia natural gas fields for LNG export from the west coast of Canada as well as benefit from a potentially growing LNG market in the U.S.

He led our international expansion, moving from two rigs drilling in Mexico at the beginning of 2012 to eight in Mexico in 2013, three in Saudi Arabia and two in the Kurdistan region of Iraq, totalling 13 at the end of 2013. An additional two rigs are expected to be deployed under long-term contracts to Kuwait in mid-2014.

Mr. Neveu also led our continued expansion in the Completion and Production Services segment with new Service lines such as coil tubing, where we now have 12 units in our fleet, rack and pinion service rigs, and specialized rental items. In 2013, we successfully expanded our Completion and Production Services business into northern U.S. markets. Revenue in 2013 for U.S. Completion and Production Services increased approximately 3.5 times from 2012 levels.

70 Precision Drilling Corporation

Organizational Development

Mr. Neveu continued to drive our comprehensive employee training, performance management and talent management processes and oversaw higher use of our Technical Centres in Houston and Red Deer for employee training and development. He also initiated construction of the Nisku Technical Centre, which will consolidate our existing operations and technical support centres and will feature a new employee training centre including a fully functioning training rig equipped with the latest drilling technology.

He sponsored and participated in Precision’s leadership development training program.

Mr. Neveu has overseen several operating initiatives that have assisted our efforts in helping our customers meet their environmental objectives. These initiatives include reducing water usage during drilling operations, using lower-emission engines for drilling equipment, using more advanced spill containment and on-site water treatment systems and using newer rig designs that have a smaller footprint, move in fewer loads, maintain lower noise levels, and reduce overall fuel consumption.

Mr. Neveu also spearheaded many community initiatives, including Calgary flood relief efforts in 2013, where we provided manpower, equipment and financial donations to support the affected communities.

Mr. Neveu has developed a track record of active communication with the investment community. In 2013, Precision participated in over 200 face to face meetings with investors.

2013 CEO Compensation

Mr. Neveu’s total cash compensation in 2013 was slightly above the 25th percentile of the comparator group, and his total direct compensation was slightly above the median. For 2013, 78.6% of his total target compensation was considered at-risk. The corporate performance metrics we use under the short-term incentive plan represent 34.4% of the CEO’s target cash compensation (base salary plus STIP target) and 12% of his total target compensation.

The graph below shows the breakdown of Mr. Neveu’s total compensation for 2013.

Base Salary

Mr. Neveu did not receive an increase in base salary in 2013.

2014 Management Information Circular 71

STIP

Mr. Neveu’s STIP target is 100% of his earned base salary, and his actual award is based on both corporate and individual performance. At the end of 2013, the committee evaluated Mr. Neveu’s performance and determined that his performance and leadership in 2013 was strong. Based on this evaluation, the committee recommended, and the Board approved, an individual performance rating of 37.5% out of a possible 50%. This, combined with the corporate component of 55.26%, resulted in a 2013 STIP award of $609,085 (7% less than his target award).

Base Salary Earned in 2013	STIP Target	Corporate Component	Corporate Component	Individual Performance Rating	Individual Component	2013 STIP Award
$656,625	100%	55.26%	$362,851	37.5%	$246,234	$609,085

Cash Compensation				2011	2012	2013
Base salary earned				$ 635,288	$ 653,094	$ 656,625
STIP target amount				635,288	653,094	656,625
Total cash target				1,270,576	1,306,188	1,313,250
Base salary earned				635,288	653,094	656,625
Actual STIP award				898,933	693,913	609,085
Total cash received				$1,534,221	$1,347,007	$1,265,710
% difference between total cash target and total cash compensation received				21%	3%	-4%

Long-Term Incentive

The table below shows Mr. Neveu’s long-term incentive awards compared to his actual payouts for the past three years, and the estimated unpaid balance (or gain in the case of options). His 2013 award consisted of 50% options and 50% PSUs, similar to the other named executives. No RSUs were awarded for 2013.

	2011	2012	2013
Long-Term Incentive Compensation	PSUs and Options ($)	PSUs and Options ($)	PSUs and Options ($)
Grant value	1,855,020	2,472,662	2,242,089
Paid in 2011	–	–
Paid in 2012	–	–	–
Paid in 2013	685,586	–	–
Total paid	685,586	0	0
Estimated unpaid balance/gain (1)	0	1,185,253	1,605,734
Total paid plus unpaid	685,586	1,185,253	1,605,734
% difference grant value versus total paid plus unpaid	-63%	-52%	-28%
Share Ownership (as at April 7, 2014) (2)
Precision Common Shares (# / $)		Meets share ownership target
393,756 / $5,051,889 (does not include RSUs, PSUs or stock options) (3)		yes / holds 8 times his base salary

Notes:

(1)	The estimated unpaid balance/gain 2011 and 2012 represent the value of remaining PSUs (assuming a one times performance multiplier) and in-the-money value of options calculated using $9.94, the closing price of Precision shares on the TSX on December 31, 2013. These are a point-in-time estimation and can vary significantly depending on the changes in our share price.

(2)	Share ownership targets are calculated using the purchase price or market value, whichever is higher. This year, we used a market value of $12.83, the closing price of Precision shares on the TSX on April 7, 2014.

(3)	For additional information on the value of Mr. Neveu’s long-term incentive components, see Outstanding Option-Based Awards and Share-Based Awards on page 76.

72 Precision Drilling Corporation

Granted Versus Realizable Compensation

The chart below shows the breakdown of the average compensation over the past three years for Mr. Neveu comparing his target compensation to the granted and realizable compensation.

Notes:

(1)	Includes the average of the base salary earned, target bonus and target long-term incentive values from 2011 to 2013.

(2)	Includes the average of the base salary earned, actual bonus received and long-term incentive using the grant date fair value from 2011 to 2013 as disclosed in the Summary Compensation Table on page 74.

(3)	Includes the average of the base salary earned, actual bonus received, the value of vested / exercised long-term incentive awards and the estimated current value of unvested / unexercised long-term incentive awards granted from 2011 to 2013
¡	vested / exercised stock options and PSUs are valued at time of vesting / exercise
¡	unvested / unexercised stock options and PSUs are valued using the December 31, 2013 share price of $9.94 (US$9.37), and a performance multiplier of 0.76 for 2011, 0.44 for 2012 and 1.0 for 2013
¡	PSUs include reinvested dividends.

2014 Management Information Circular 73

2013 Compensation Details

Summary Compensation Table

The table below shows the total compensation paid or awarded to each named executive in the last three years. All amounts are in Canadian dollars.

As at December 31, 2013					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($) (1)	Option- Based Awards ($) (2)	Annual Incentive Plans ($) (3)	Long-Term Incentive Plans ($)	Pension Value ($) (4)	All Other Compensation ($)	Total Compensation ($)
Kevin A. Neveu (6)	2013	656,625	1,121,455	1,120,634	609,085	–	12,135	67,586	3,587,520
President and CEO	2012	653,094	1,236,653	1,236,009	693,913	–	11,910	64,646	3,896,225
	2011	635,288	942,732	942,288	898,933	–	11,485	66,654	3,497,380
Robert J. McNally (6)(9)	2013	378,705	413,582	444,833	263,465	–	–	186,169	1,686,754
Executive Vice	2012	365,792	377,985	372,856	291,491	–	–	145,474	1,553,599
President and CFO	2011	352,017	347,354	337,631	373,578	–	–	120,310	1,530,890
Douglas J. Strong (5)	2013	341,445	341,038	341,298	173,522	–	12,135	5,394	1,214,832
President,	2012	339,609	376,651	376,630	270,626	–	11,910	5,684	1,381,110
Completion and Production Services	2011	330,350	345,564	344,949	319,614	–	11,485	5,549	1,357,511
Gene C. Stahl (5)(7)	2013	378,705	340,597	366,447	263,465	–	–	30,061	1,379,275
President, Drilling	2012	365,792	377,985	372,856	291,491	–	–	26,573	1,434,698
Operations	2011	352,017	347,354	337,631	340,576	–	–	26,583	1,404,161
Niels Espeland (6)(8)	2013	350,166	340,597	366,447	210,782	–	–	119,821	1,387,813
President,	2012	339,863	377,985	372,856	207,104	–	–	102,287	1,400,095
International Operations	2011	58,072	1,631,686	–	–	–	–	3,376	1,693,134

Notes:

(1)	Share-based awards represent the grant date fair value of RSU and PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:
¡	2013 awards: 1.0020 (February 13, 2013)
¡	2012 awards: 0.9970 (February 8, 2012)
¡	2011 awards: 0.9947 (February 9, 2011), 1.0198 for Mr. Espeland only (November 1, 2011).

(2)	The grant date fair value of options in the last three years is based on the following values, as calculated by Mercer:

	2013 options		2012 options		2011 options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	$8.22	US$8.28	$10.50	US$10.26	$10.44	US$10.55
Expected life	5 years	5 years	5 years	5 years	5 years	5 years
Risk free rate of return	1.3%	0.6%	1.4%	1.0%	2.3%	1.5%
Volatility (capped at 50%)	44.6%	49.4%	50.0%	50.0%	50.0%	50.0%
Dividend yield	2.1%	2.1%	0.0%	0.0%	–	–
Black-Scholes multiple	33.3%	35.8%	44.4%	43.8%	45.7%	44.5%
Black-Scholes value	$2.74	US$2.96	$4.66	US$4.49	$4.77	US$4.69

74 Precision Drilling Corporation

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $3.26, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:
¡	an average risk-free interest rate of 1%
¡	an average expected life of four years
¡	an expected forfeiture rate of 5%
¡	expected volatility of 53%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by Mercer in determining market competitive compensation levels. Both sets of values are derived using Black-Scholes model but with modestly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology, which enables us to ensure an ‘apples-to-apples’ comparison to the benchmark data.

(3)	Annual incentive plan represents the annual cash bonus (STIP) earned during the year and relates to performance criteria met for that year, and paid in March of the following year.

(4)	Pension value represents Precision’s matching contributions under the defined contribution pension plan.

(5)	The total value of perquisites and other personal benefits received by Mr. Stahl and Mr. Strong did not exceed $50,000 or 10% of annual base salary (whichever is lower), therefore the amounts disclosed are not attributed to any perquisites. For Mr. Stahl, all other compensation includes employer contributions provided under the 401(k) plan and the employer portion of benefits premiums.

(6)	Mr. Neveu’s perquisites total more than $50,000 and consist of an annual vehicle lease, parking, tax preparation services, an executive health program, and the employer portion of benefit premiums.

Mr. McNally’s perquisites total more than $50,000 and consist of:
¡	an annual vehicle lease, parking, a monthly housing allowance, an executive health program, an annual family allowance, travel allowance, tax preparation services, and the employer portion of benefit premiums while he was an expatriate until July 2013
¡	a relocation allowance and relocation expenses, and a vehicle allowance, once he relocated to the U.S. in July 2013, tax preparation services, and the employer portion of benefit premiums.

Mr. Espeland’s perquisites total more than $50,000 and consist of an annual vehicle allowance, a monthly housing allowance, an annual travel allowance, a club membership, an education assistance, and the employer portion of benefit premiums.

All perquisite values were determined based on the total cost to Precision.

(7)	As a result of Mr. Stahl’s transfer to the U.S. in December 2009, his compensation for 2011, 2012 and 2013 was converted to Canadian dollars using the 2011 average exchange rate of 0.9891, 2012 average exchange rate of 0.9996, and 2013 average exchange rate of 1.0299 unless otherwise noted.

(8)	Mr. Espeland joined Precision in November 2011 and was granted 133,668 RSUs as part of his employment offer to compensate him for deferred compensation he relinquished from his former employer:
¡	the 2011 amount was converted to Canadian dollars using the November 1, 2011 exchange rate of 1.0198, his base salary was converted to Canadian dollars using the November 1, 2011 to December 31, 2011 average exchange rate of 1.0248
¡	his base salary and all other compensation items for 2012 were converted to Canadian dollars using the 2012 average exchange rate of 0.9996
¡	his base salary and all other compensation items for 2013 were converted to Canadian dollars using the 2013 average exchange rate of 1.0299.
(9)	Mr. McNally was appointed CFO as of July 19, 2010:
¡	his base salary and all other compensation reflect the length of his employment and were converted to Canadian dollars using the 2011 average exchange rate of 0.9891, the 2012 average exchange rate of 0.9996 and the 2013 average exchange rate of 1.0299 unless otherwise noted.

2014 Management Information Circular 75

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The tables below show all option-based and share-based awards outstanding at December 31, 2013:

		Option-Based Awards				Share-Based Awards
Named Executive	Year	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the- Money Options ($) (1)(2)(3)	Plan	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($) (1)(3)(4)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (5)(6)
Kevin A. Neveu	2013	373,000	$9.02	Feb 13, 2020	342,351	PSU	127,101	1,263,384
President and Chief Executive Officer	2012	260,900	$10.67	Feb 8, 2019	0	PSU	119,241	1,185,253
	2011	197,500	$10.44	Feb 9, 2018	0	PSU			685,586
	2010	197,000	$8.59	Feb 11, 2017	265,950	RSU
Total		1,028,400			608,301		246,342	2,448,637	685,586
Robert J. McNally	2013	137,900	US$8.99	Feb 13, 2020	55,365	PSU	46,941	467,808
Executive Vice President and Chief Financial Officer	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	36,325	362,013
	2011	72,300	US$10.55	Feb 9, 2018	0	PSU			253,853
	2010	106,667	US$7.12	July 19, 2017	255,265	RSU
Total		396,367			310,630		83,266	829,821	253,853
Douglas J. Strong	2013	113,600	$9.02	Feb 13, 2020	104,265	PSU	38,652	384,199
President, Completion and Production Services	2012	79,500	$10.67	Feb 8, 2019	0	PSU	36,318	360,996
	2011	72,300	$10.44	Feb 9, 2018	0	PSU			251,306
	2010	70,000	$8.59	Feb 11, 2017	94,500	RSU
	2009	20,000	$5.85	May 6, 2016	81,800	RSU
Total		355,400			280,565		74,969	745,195	251,306
Gene C. Stahl	2013	113,600	US$8.99	Feb 13, 2020	45,609	PSU	38,657	385,254
President, Drilling Operations	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	36,325	362,013
	2011	72,300	US$10.55	Feb 9, 2018	0	PSU			253,853
	2010	70,000	US$8.06	Feb 11, 2017	97,532	RSU
	2009	65,000	$5.85	May 6, 2016	265,850	RSU
Total		400,400			408,991		74,982	747,267	253,853
Niels Espeland	2013	113,600	US$8.99	Feb 13, 2020	45,609	PSU	38,657	385,254
President, International Operations	2012	79,500	US$10.74	Feb 8, 2019	0	PSU	36,325	362,013
	2011	–	–	–	–	RSU	45,850	456,936
Total		193,100			45,609		120,832	1,204,203	–

Notes:

(1)	Values of the option-based and share-based awards granted to Mr. Neveu and Mr. Strong are based on $9.94, the closing price of Precision common shares on the TSX on December 31, 2013.

(2)	Values of the 2009 option-based awards granted to Mr. Stahl are based on $9.94, the closing price of Precision common shares on the TSX of December 31, 2013.

76 Precision Drilling Corporation

(3)	Values of the 2010, 2011, 2012 and 2013 awards granted to Mr. McNally, Mr. Stahl and Mr. Espeland are based on US$9.37, the closing price of Precision common shares on the NYSE on December 31, 2013, and were converted to Canadian dollars using the December 31, 2013 noon exchange rate of 1.0636

(4)	The value of all PSU awards assumes a payout multiplier of one times.

(5)	Values of the 2011 PSU payments are based on the five-day weighted average trading price preceding December 31, 2013 of Precision common shares on the TSX of $9.71 for Canadian units or on the NYSE of US$9.22 for U.S. units.

(6)	For Mr. Stahl and Mr. McNally, the 2011 values represent the payment of PSUs that vested on December 31, 2013. Amounts for both Mr. Stahl and Mr. McNally were converted to Canadian dollars using the December 31, 2013 noon exchange rate of 1.0636.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation for each named executive during the year ended December 31, 2013:

Named Executive	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Kevin A. Neveu (1) President and CEO	55,160	685,586	609,085
Robert J. McNally (2)(4) Executive Vice President and CFO	245,054	900,113	263,465
Douglas J. Strong (1) President, Completion and Production Services	19,600	251,306	173,522
Gene C. Stahl (2)(3)(4) President, Drilling Operations	58,073	253,853	263,465
Niels Espeland (2)(4) President, International Operations	0	503,522	210,782

Notes:

(1)	Share-based awards for Mr. Neveu and Mr. Strong represent the payment of PSUs that vested on December 31, 2013.

(2)	Share-based awards for Mr. McNally represent the final payment of RSUs that vested on July 19, 2013, and were converted to Canadian dollars using the July 19, 2013 exchange rate of 1.0363 and PSUs that vested on December 31, 2013 and were converted to Canadian dollars using the December 31, 2013 noon exchange rate of 1.0636.

Share-based awards for Mr. Espeland represent the payment of RSUs that vested on November 1, 2013, and were converted to Canadian dollars using the November 1, 2013 exchange rate of 1.0443.

Share-based awards for Mr. Stahl represent the payment of PSUs that vested on December 31, 2013 and were converted to Canadian dollars using the December 31, 2013 noon exchange rate of 1.0636.

(3)	Non-equity incentive plan compensation includes the 2013 STIP values for Mr. McNally, Mr. Stahl and Mr. Espeland and were converted to Canadian dollars using the 2013 average noon exchange rate of 1.0299.

(4)	Option based awards for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the December 31, 2013 noon exchange rate of 1.0636.

2014 Management Information Circular 77

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised and held by the named executives in 2013 and the value realized.

Named Executive	Number of Options Exercised in 2013 (#)	Value Realized ($)
Kevin A. Neveu (1)	20,000	$ 33,200
Robert J. McNally	–	–
Douglas J. Strong (2)	9,587	$ 18,790
Gene C. Stahl	–	–
Niels Espeland	–	–

Notes:

(1)	Mr. Neveu exercised and held 20,000 options on September 26, 2013 at a price of $10.25 per common share.
(2)	Mr. Strong exercised and held 9,587 options on May 1, 2013 at a price of $7.81 per common share.

Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as at December 31, 2013:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and DSUs (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Employee stock option plan	8,074,694	9.44	7,451,184
2. Old DSU plan	290,825		299,324
3. New DSU plan	158,793		841,207
Equity compensation plans not approved by shareholders	–	–	–
Total	8,524,312		8,591,715

Granting Stock Options

As at December 31, 2013, the total number of issued and outstanding common shares reserved for issue under the stock option plan and all other security-based compensation arrangements is limited to:

¡	a maximum of 11,103,253 Precision common shares

¡	1% in any one fiscal year

¡	2% to any one individual

¡	10% to all insiders in any one-year period

¡	10% to all insiders at any one time.

In addition, the proportion of Precision common shares reserved for issue under the stock option plan in any one fiscal year to any one individual must not exceed 25% of our common shares reserved for issue during that fiscal year.

78 Precision Drilling Corporation

The table below provides information, as at December 31, 2013, about the number of stock options granted since we introduced the plan. In 2013, Mr. Neveu exercised and held 20,000 options and Mr. Strong exercised and held 9,587 options.

	2013		2012
Measure of Dilution	# of Options	% of Shares Outstanding	# of Options	% of Shares Outstanding
Annual grant – the total number of options granted under the option plan each year	2,262,600	0.8	1,984,050	0.7
Options outstanding – the total number of options outstanding (including the annual grant) under the option plan at the end of each year	8,074,694	2.9	6,413,777	2.3
Options available for grant – the number of options remaining in the reserve approved by shareholders and available for grant under the option plan at the end of each year	7,451,184	2.7	3,411,394	1.2
Overhang – the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants	15,525,878	5.6	9,825,171	3.6

Retirement Benefits

Mr. Neveu and Mr. Strong participate in our Canadian defined contribution pension plan:

Named Executive	Accumulated Value at Start of Year ($)	Compensatory ($)	Non- Compensatory ($)	Accumulated Value at Year End ($)
Kevin A. Neveu President and CEO	140,802	12,135	60,611	213,548
Douglas J. Strong President, Completion and Production Services	338,597	12,135	68,960	419,692

Participants choose from different segregated funds available under the plan. The accumulated value at year-end reflects gains or losses incurred based on individual investment choices as well as any administrative and investment management fees paid.

Mr. McNally and Mr. Stahl are U.S. employees and Mr. Espeland is an international expatriate and therefore do not participate in the Canadian defined contribution pension plan.

2014 Management Information Circular 79

Termination and Change of Control

Employment Agreements

We have an employment agreement with each of the named executives that is for an indefinite period and provides for benefits if the executive is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal.

Terms are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. They are not triggered by a change of control. Any entitlements under the incentive plans are governed by the terms and conditions of each plan.

Component	Resignation	Retirement	Termination With Cause	Termination Without Cause/ Constructive Dismissal	Change of Control (Without Constructive Dismissal)	Disability or Death
Base salary	¡ base salary ends	¡ base salary ends	¡ base salary ends	CEO: ¡ lump sum payment equal to 24 months of base salary as at the termination date Other Named Executives: ¡ lump sum payment equal to 18 months of base salary as at the termination date	¡ no trigger	¡ base salary ends
STIP	¡ award is forfeited	¡ award is forfeited	¡ award is forfeited

CEO:

¡   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP target

Other Named Executives:

¡  an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP target

					¡ no trigger	¡ prorated, factoring in base salary paid to date and the STIP target, subject to Board’s discretion
Restricted share units (1)	¡ RSUs are forfeited	¡ RSUs are forfeited	¡ RSUs are forfeited	¡ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms Mr. Espeland: ¡ any unvested RSUs immediately vest	¡ no immediate vesting of RSUs	¡ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance share units	¡ PSUs are forfeited	¡ PSUs are forfeited	¡ PSUs are forfeited	¡ pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms	¡ no immediate vesting of PSUs	¡ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options (2)	¡ unvested options expire and terminate immediately ¡ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	¡ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 24 months of the retirement date, whichever is earlier	¡ options expire and terminate immediately

Termination Without Cause:

¡   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive Dismissal Following a Change of Control:

¡   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

¡ no immediate vesting of options

Disability:

¡   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death:

¡  options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

Notes:

(1)	Named executives may be granted RSUs only in very limited circumstances (for further information, see page 62).

(2)	In 2013, we amended our option plan so that if there is a termination without cause or constructive dismissal, options will continue to vest for 30 days, instead of 90 days.

80 Precision Drilling Corporation

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each named executive would receive from Precision under each termination scenario as at December 31, 2013. Where applicable, the CEO is entitled to receive severance payments equal to 24 months of salary (18 months of salary for the other named executives) payable in a lump sum once a release is executed.

If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive grants are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

Named Executive	Resignation ($)	Retirement ($)	Termination Without Cause/ Constructive Dismissal ($)	Constructive Dismissal Following a Change of Control ($)	Change of Control ($)
Kevin A. Neveu President and CEO
2 times base salary	–	–	1,313,250	1,313,250	–
2 times STIP target	–	–	1,313,250	1,313,250	–
Restricted share units	–	–	–	–	–
Performance share units (1)	–	–	1,211,297	1,211,297	–
Options (2)	–	–	–	342,351	–
Repayment of relocation allowance	–	–	–	–	–
Total payment	–	–	3,837,797	4,180,147	–
Robert J. McNally (3) Executive Vice President and CFO
1.5 times base salary	–	–	551,565	551,565	–
1.5 times STIP target	–	–	413,674	413,674	–
Restricted share units	–	–			–
Performance share units (1)	–	–	397,278	397,278	–
Options (2)	–	–		55,365	–
Total payment	–	–	1,362,517	1,417,882	–
Douglas J. Strong President, Completion and Production Services
1.5 times base salary	–	–	512,168	512,168	–
1.5 times STIP target	–	–	384,126	384,126	–
Restricted share units	–	–	–	–	–
Performance share units (1)	–	–	368,730	368,730	–
Options (2)	–	–	–	104,265	–
Total payment	–	–	1,265,023	1,369,289	–

2014 Management Information Circular 81

Named Executive	Resignation ($)	Retirement ($)	Termination Without Cause/ Constructive Dismissal ($)	Constructive Dismissal Following a Change of Control ($)	Change of Control ($)
Gene C. Stahl (3) President, Drilling Operations
1.5 times base salary	–	–	551,565	551,565	–
1.5 times STIP target	–	–	413,674	413,674	–
Restricted share units	–	–	–	–	–
Performance share units (1)	–	–	369,760	369,760	–
Options (2)	–	–	–	45,609	–
Total payment	–	–	1,334,999	1,380,608	–
Niels Espeland (3) President, International Operations
1.5 times base salary	–	–	510,000	510,000	–
1.5 times STIP target	–	–	382,500	382,500	–
Restricted share units (1)(4)	–	–	456,936	456,936	–
Performance share units (1)	–	–	369,760	369,760	–
Options (2)	–	–	–	45,609	–
Total payment	–	–	1,719,196	1,764,805	–

Notes:

(1)	The values for RSUs and PSUs were calculated based on the December 31, 2013 closing prices of $9.94 for Canadian units and US$9.37 for U.S. units, multiplied by the number of units that had vested. We have assumed a performance multiplier of one times for the PSUs.

(2)	The option values were calculated using the difference between the strike price and the December 31, 2013 closing price of $9.94 for Canadian options and US$9.37 for U.S. options, multiplied by the in-the-money value of options that have not vested and would vest given the particular trigger.

(3)	The amounts for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the December 31, 2013 noon exchange rate of 1.0636.

(4)	If Mr. Espeland is terminated without cause or following a constructive dismissal prior to the full vesting of his sign-on RSU grant, then any unvested portion of the grant will vest.

82 Precision Drilling Corporation

Other Information

Interest in Matters to be Acted Upon

Our directors and executive officers are not aware of any material interest, direct or indirect, by way of beneficial ownership in Precision’s shares or otherwise, of any director, nominated director, executive officer or any of their associates or affiliates, in any matters to be acted on at the meeting other than the election of directors or the appointment of auditors. We do not provide financial assistance to our directors or executives or other employees to purchase securities under the DSU plan, stock option plan or any other compensation plan.

Indebtedness of Directors and Executive Officers
D	We and our subsidiaries did not have any loans outstanding to our current or nominated directors, executive officers, or any of their associates in 2013, or to date in 2014.

Interests in Material Transactions

No informed person or nominated director, or any of their associates or affiliates, had a material interest (direct or indirect) in a transaction or proposed transaction involving Precision since January 1, 2013, or to date in 2014, that has materially affected or would materially affect us or any of our subsidiaries.

For More Information
Additional financial information is provided in our consolidated financial statements and notes and management’s discussions and analysis for the year ended December 31, 2013. Please visit our website (www.precisiondrilling.com) for more information about Precision, including:
¡ our code of business conduct and ethics ¡ our corporate governance guidelines ¡ the Board mandate ¡ the committee charters ¡ certain corporate policies ¡ public disclosure documents.

2014 Management Information Circular    83

Our public disclosure documents are also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and include the following documents, among others:

¡	our 2013 audited consolidated financial statements, notes to financial statements and management’s discussion and analysis
¡	our 2013 annual report, which includes the above documents and the auditors’ report
¡	our 2013 annual information form
¡	any document or pages of any document incorporated by reference in the annual information form
¡	our interim unaudited financial statements
¡	our 2014 management information circular.

We will send you free copies of these documents if you ask us. Contact the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel: 403.716.4500

Fax: 403.264.0251

84 Precision Drilling Corporation

Appendix

Mandate of the Board of Directors of Precision Drilling Corporation

1.  General

The board of directors (the “Board of Directors”, and each member a “Director”) of Precision Drilling Corporation (“Precision”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges its responsibility by providing direction to Management and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.
2. Responsibilities ¡ The Board of Directors may have permanent committees (“Committee” or “Committees”) to assist it with the discharge of its duties. The Board of

Directors will review and consider the reports and recommendations of the Committees. The Board of Directors will approve all significant transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, and, through its committees, establish the compensation policies for Precision and determine the compensation of its officers and Directors.

¡  The Board of Directors is responsible for the appointment and removal of members and chairs of the committees.

¡  The Board of Directors is responsible, to the extent feasible, to satisfy itself of the integrity of the President and Chief Executive Officer and other officers and ensure that they create a culture of integrity throughout the organization.

¡   The Board of Directors takes responsibility for appointing the President and Chief Executive Officer and is consulted on the appointment of other senior Management. The Board of Directors formally reviews the President and Chief Executive Officer’s remuneration and through the Human Resources and Compensation Committee, performance and the compensation of other officers. Senior Management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports Management’s commitment to training and development of all employees.

¡   The Board of Directors is responsible for the consideration of succession issues and through the Human Resources and Compensation Committee considers the adequacy of Precision’s succession plan which is reviewed at least annually.

2014 Management Information Circular    85

¡	The Board of Directors is responsible for the integrity of Precision’s internal controls and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from, the internal and external auditors of Precision.

¡	The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior Management at which matters forming the basis of Precision’s vision and plan are discussed and the strategic plan is adopted.

¡	The Board of Directors approves the annual business plan of Precision and the annual operating and capital budgets for Precision.

¡	The Board of Directors approves the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee.

¡	The Board of Directors is responsible for ensuring that Management identifies the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior Management who report to the Board of Directors on the risks of Precision’s business, and through its Committees who have specific oversight over areas of risk on behalf of the Board of Directors, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives reports from Management on quarterly environmental and occupational health and safety matters, litigation matters and compliance matters.

¡	The Board of Directors is responsible for considering appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant.

¡	The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision to the Shareholders and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

¡	The Board of Directors has adopted a written disclosure policy (the “Disclosure Policy”) in respect of communications with the media and the continuous disclosure and public reporting obligations of Precision. The disclosed information is released through newswire services, Precision’s website, mailings to Shareholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and Precision reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision. The Board of Directors currently delegates this ongoing reporting responsibility to Management. Issues arising from the Disclosure Policy are dealt with by a committee of executive officers of Precision consisting of the Executive Vice President and Chief Financial Officer and Senior Vice President and General Counsel, and such others as may be determined by them from time to time. Material disclosure relating to Precision, including without limitation, Precision’s annual information form, annual report and annual proxy circular must be submitted to the Board of Directors for approval.

¡	The Corporate Governance, Nominating and Risk Committee is responsible for recommending Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision. The Board of Directors, through its Corporate Governance, Nominating and Risk Committee, has formally adopted and posted on Precision’s website at www.precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision’s commitment to maintaining a high standard of corporate governance.

86 Precision Drilling Corporation

¡	The Board of Directors, through its Corporate Governance, Nominating and Risk Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.

¡	The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.

3.  Structure and Authority

a.  Composition

The composition of the Board of Directors, including the qualifications of each Director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the shares (“Shares”) of Precision are listed for trading.

Each Director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

b.  Appointment and Replacement

The Corporate Governance, Nominating and Risk Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors approves the final choice of candidates who will be submitted to holders of Shares (“Shareholders”) in accordance with Precision’s Board of Directors Voting Policy.

The Board of Directors will appoint the Chairman of the Board of Directors from among Precision’s Directors. The term of each Director will expire at the close of the next annual meeting of Shareholders or when a successor is elected or appointed.

If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide potential base of possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Shareholders.

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Shares are listed for trading.

2014 Management Information Circular 87

c.  Meetings and Quorum

A majority of Directors with at least 25 percent resident Canadians, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

The Board of Directors meets at least eight (8) times annually and as many additional times as needed to carry out its duties effectively. The Board of Directors meets in separate, non-management, in-camera sessions at each regularly scheduled meeting. The Board of Directors also meets in separate, non-management, closed sessions with any internal personnel or outside advisors as needed or appropriate.

d.  Review of Mandate

The Board of Directors shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate, and consider and adopt changes as appropriate.

e.  Delegation

The Board of Directors discharges its responsibilities directly and through its committees. The Board of Directors appoints from its members the following permanent committees: the Audit Committee, the Corporate Governance, Nominating and Risk Committee, and the Human Resources and Compensation Committee and may from time to time appoint ad hoc or special Committees (each a Committee or collectively, the “Committees”). The Board of Directors retains its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management.

f.  Engagement

The Board of Directors has adopted a Shareholder Communication Policy. Shareholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Corporate Secretary at the offices of Precision, 800, 525 – 8 Avenue SW, Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved 2013.

88 Precision Drilling Corporation

2014 Management Information Circular 89

Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1 Telephone: 403.716.4500 Email: info@precisiondrilling.com www.precisiondrilling.com